Exhibit (a)(1)(A)

OFFER TO PURCHASE FOR CASH
All Outstanding Shares of Class A Convertible Common Stock
of
AMERICAN ITALIAN PASTA COMPANY
at
$53.00 Net Per Share
by
EXCELSIOR ACQUISITION CO.,
a wholly owned subsidiary of
RALCORP HOLDINGS, INC.

THE OFFER AND THE WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, AT THE END OF THURSDAY, JULY 22, 2010, UNLESS THE OFFER IS EXTENDED.

Excelsior Acquisition Co., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary Ralcorp Holdings, Inc., a Missouri corporation (“Ralcorp”), is offering to purchase all of the issued and outstanding shares of Class A Convertible Common Stock, par value $0.001 per share (the “Shares”), of American Italian Pasta Company, a Delaware corporation (the “Company”), at a price of $53.00 per Share, to the sellers thereof in cash (the “Offer Price”), without interest thereon, and less any required withholding taxes, upon the terms and subject to the conditions set forth in this Offer to Purchase (the “Offer to Purchase”) and in the related Letter of Transmittal (which, together with any amendments or supplements hereto and thereto, collectively constitute the “Offer”). The Offer is being made pursuant to the Agreement and Plan of Merger dated as of June 20, 2010 (the “Merger Agreement”), by and among Ralcorp, Purchaser and the Company. Pursuant to the Merger Agreement, after completion of the Offer and subject to the satisfaction or waiver of certain conditions set forth therein, Purchaser will be merged with and into the Company (the “Merger”), and the Company will be the surviving corporation and a wholly owned subsidiary of Ralcorp.

At a meeting held on June 20, 2010, the Company’s Board of Directors unanimously: (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are advisable, fair to and in the best interests of the Company and its stockholders, (ii) approved and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, in accordance with the requirements of Delaware law, and (iii) resolved to recommend that the Company’s stockholders accept the Offer, tender their Shares to Purchaser in the Offer and, if required by applicable law, adopt the Merger Agreement and approve the Merger.

There is no financing condition to the Offer. The Offer is subject to various conditions described in this Offer to Purchase. A summary of the principal terms of the Offer appears on pages 1 through 9 of this Offer to Purchase. You should read this entire Offer to Purchase before deciding whether to tender your Shares in the Offer.

The Dealer Manager for the Offer is

June 24, 2010

IMPORTANT

Any stockholder of the Company wishing to tender Shares in the Offer must either (i) complete and sign the Letter of Transmittal (or a facsimile) in accordance with the instructions in the Letter of Transmittal, and mail or deliver the Letter of Transmittal and all other required documents to Computershare Trust Company, N.A., the depositary in the Offer (the “Depositary”), together with certificates representing Shares tendered or follow the procedure for book-entry transfer set forth in Section 3 — “Procedures for Accepting the Offer and Tendering Shares” in this Offer to Purchase or (ii) request that the stockholder’s broker, dealer, commercial bank, trust company or other nominee effect the tender of Shares to Purchaser. A stockholder of the Company whose Shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee must contact that person if the stockholder wishes to tender those Shares.

Any stockholder of the Company that wishes to tender Shares and cannot deliver certificates representing those Shares and all other required documents to the Depositary on or prior to the expiration of the Offer, or that cannot comply with the procedures for book-entry transfer on a timely basis, may tender the Shares pursuant to the guaranteed delivery procedure set forth in Section 3 — “Procedures for Accepting the Offer and Tendering Shares” in this Offer to Purchase.

Questions and requests for assistance may be directed to Georgeson Inc., the information agent for the Offer (the “Information Agent”), at its address and telephone number set forth on the back cover of this Offer to Purchase. Credit Suisse Securities (USA) LLC is acting as the dealer manager for the Offer (the “Dealer Manager”) and may be contacted at its address and telephone number set forth on the back cover of this Offer to Purchase. Additional copies of this Offer to Purchase, the related Letter of Transmittal, the Notice of Guaranteed Delivery and other related materials may be obtained at Purchaser’s expense from the Information Agent. Stockholders of the Company also may contact their broker, dealer, commercial bank, trust company or other nominee for copies of these documents.

THIS OFFER TO PURCHASE AND RELATED LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION, AND YOU SHOULD READ BOTH CAREFULLY AND IN THEIR ENTIRETY BEFORE DECIDING WHETHER TO TENDER YOUR SHARES IN THE OFFER.

SUMMARY TERM SHEET

This summary term sheet highlights the material information contained in this Offer to Purchase but is only intended to be an overview. To fully understand the tender offer described in this Offer to Purchase, and for a more complete description of the terms of this tender offer, you should read carefully this entire Offer to Purchase, the documents incorporated by reference or otherwise referred to in this Offer to Purchase and the Letter of Transmittal provided with this Offer to Purchase. Section references are included to direct you to a more complete description of the topics discussed in this summary term sheet.

Securities Sought:	All issued and outstanding shares of Class A Convertible Common Stock, par value $0.001 per share, of American Italian Pasta Company, a Delaware corporation.
Price Offered Per Share:	$53.00 in cash, without interest and less any required withholding taxes.
Scheduled Expiration of Offer:	12:00 midnight, New York City time, at the end of Thursday, July 22, 2010 unless the tender offer is otherwise extended.
Purchaser:	Excelsior Acquisition Co., a Delaware corporation and indirect wholly owned subsidiary of Ralcorp Holdings, Inc., a Missouri corporation.

Who is offering to buy your securities?

We are Excelsior Acquisition Co., a Delaware corporation formed for the purpose of making this tender offer. We are an indirect wholly owned subsidiary of Ralcorp Holdings, Inc., a Missouri corporation.

Unless the context indicates otherwise, in this summary term sheet and elsewhere in this Offer to Purchase, we use the terms “us,” “we” and “our” to refer to Excelsior Acquisition Co. and, where appropriate, Ralcorp Holdings, Inc.. We use the term “Ralcorp” to refer to Ralcorp Holdings, Inc. alone, the term the “Purchaser” to refer to Excelsior Acquisition Co. alone and the term the “Company” to refer to American Italian Pasta Company, a Delaware corporation.

See “Introduction” and Section 9 — “Certain Information Concerning Ralcorp and Purchaser” in this Offer to Purchase for more information.

What are the classes and amounts of securities sought in the tender offer?

We are offering to purchase all outstanding shares of Class A Convertible Common Stock, par value $0.001 per share, of the Company on the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”).

Unless the context otherwise requires, in this summary term sheet and elsewhere in this Offer to Purchase we use the term “Shares” to refer to each share of the Company’s Class A Convertible Common Stock, par value $0.001 per share.

For more information, see “Introduction” and Section 1 — “Terms of the Offer” to this Offer to Purchase.

How much are we offering to pay?

We are offering to pay $53.00 per Share to you, in cash, without interest thereon and less any required withholding taxes.

Will you have to pay any fees or commissions if you tender your Shares?

If you are the record holder of your Shares (i.e., a stock certificate has been issued to you and registered in your name) and you directly tender your Shares to Computershare Trust Company, N.A., which is the depositary for the Offer, in the Offer, you will not have to pay brokerage fees or commissions. If you own Shares through a broker, bank or other nominee, and your broker, bank or other nominee tenders your Shares on your behalf, your broker, bank or other nominee may charge you a fee for doing so. You should consult with your broker, bank or other nominee to determine whether any charges will apply. We will not be obligated to pay for or reimburse you for any broker or nominee fees. For more information, see “Introduction” to this Offer to Purchase.

In addition, if you do not complete and sign the Substitute Form W-9 included in the Letter of Transmittal, you may be subject to required backup federal income tax withholding. If payment for the Shares is to be made to a person other than the registered holder of the Shares, or if a stock transfer tax is imposed for any other reason, the amount of the stock transfer taxes will be deducted from the purchase price to be paid with respect to the Shares, unless satisfactory evidence of payment of the stock transfer taxes is submitted with the Letter of Transmittal.

Is there an agreement governing the tender offer?

Yes. Ralcorp, Purchaser and the Company have entered into an Agreement and Plan of Merger dated as of June 20, 2010 (as it may be amended from time to time, the “Merger Agreement”). The Merger Agreement provides, among other things, for the terms and conditions of the Offer and, following consummation of the Offer, the merger of Purchaser with and into the Company (the “Merger”) with the Company continuing as the surviving corporation and a wholly owned subsidiary of Ralcorp.

See “Introduction” and Section 13 — “The Merger Agreement” in this Offer to Purchase.

Do we have the financial resources to make payment?

Yes. We estimate that we will need approximately $1.2 billion to purchase all of the Shares pursuant to the Offer and to consummate the Merger. Ralcorp, our parent company, will provide us with sufficient funds to purchase all Shares validly tendered in the Offer and to provide funding for the Merger with the Company, which is expected to follow the successful completion of the Offer in accordance with the terms and conditions of the Merger Agreement. The Offer is not conditioned upon our ability to finance the purchase of Shares pursuant to the Offer. Ralcorp expects to fund all these payments from cash on hand, borrowings under our existing revolving credit facility, borrowings under our existing accounts receivable securitization program, a bridge loan facility (for which we have received a commitment letter) or the issuance of other debt or equity securities.

See Section 10 — “Source and Amount of Funds” in this Offer to Purchase for more information.

Is our financial condition relevant to your decision to tender your Shares?

We do not believe our financial condition or the financial condition of Ralcorp is relevant to your decision to tender your Shares in the Offer because:

•	the Offer is being made for all issued and outstanding Shares solely for cash;

•	we, through Ralcorp, will have sufficient funds and financial resources available to purchase all Shares validly tendered and not withdrawn in the Offer, and to provide funding for the Merger, which is expected to follow the successful completion of the Offer;

•	the Offer is not subject to any financing condition; and

•	if we consummate the Offer, we expect to acquire any remaining Shares for the same cash price in the subsequent Merger.

See Section 10 — “Source and Amount of Funds” in this Offer to Purchase for further details.

How long do you have to decide whether to tender in the Offer?

You will have until at least 12:00 Midnight, New York City time, at the end of Thursday, July 22, 2010, to decide whether to tender your Shares in the Offer, unless we extend the Offer. Please be aware that if your Shares are held by a broker, bank or other custodian, they may require advance notification before the expiration of the Offer. In addition, if pursuant to the terms of the Merger Agreement we otherwise decide to provide a subsequent offering period for the Offer as described below, you will have an additional opportunity to tender your Shares. We do not currently intend to provide a subsequent offering period, although we reserve the right to do so. If you cannot deliver everything required to make a valid tender by the time set forth above, you may still participate in the Offer by using the guaranteed delivery procedure described elsewhere in this Offer to Purchase prior to that time.

See Section 1 — “Terms of the Offer” and Section 3 — “Procedures for Accepting the Offer and Tendering Shares” in this Offer to Purchase.

Can the Offer be extended and under what circumstances?

Yes. If at the scheduled expiration date of the Offer, including following any extension of the expiration date, any condition to the Offer has not been satisfied or waived, other than the Minimum Condition (as defined in the “Introduction” to this Offer to Purchase), we are required to extend the Offer until such conditions are satisfied or waived. In addition, we are required to extend the Offer for any period required by any rule, regulation, interpretation or position of the Securities and Exchange Commission or its staff or The NASDAQ Global Market or for any period otherwise required by applicable law. If at the initial expiration date of the Offer all of the conditions to the Offer, except for the Minimum Condition, are satisfied or have been waived, We will only be required to extend the Offer and its expiration date beyond the initial expiration date for one or more additional periods, not to exceed an aggregate of twenty business days. In no event, however, are we required to extend the Offer beyond October 15, 2010. Notwithstanding the foregoing, our ability or obligation to extend the Offer is subject to our rights to terminate the Merger Agreement in accordance with its terms.

See “Introduction” and Section 1 — “Terms of the Offer” in this Offer to Purchase for more information.

How will you be notified if the Offer is extended?

If we extend the Offer, we will inform the depositary for the Offer of that fact and will make a public announcement of the extension, no later than 9:00 a.m., New York City time, on the next business day after the day on which the Offer was scheduled to expire.

Will there be a subsequent offering period?

Following the expiration of the Offer and the acceptance for payment of all Shares tendered during the initial offering period (including any extensions), subject to the terms of the Merger Agreement, we may elect to provide a subsequent offering period of at least three business days, during which time stockholders whose shares have not been accepted for payment may tender, but may not withdraw, their shares and receive the offer consideration. We may also extend the subsequent offering period for any period or periods. Purchaser has not at this time made a final decision to provide or not provide a subsequent offering period.

See Section 1 — “Terms of the Offer” and Section 4 — “Withdrawal Rights” in this Offer to Purchase.

What is the difference between an extension of the Offer and a subsequent offering period?

If the Offer is extended, no Shares will be accepted or paid for until the Offer expires, and you will be able to withdraw your shares until then. A subsequent offering period, if there is one, is an additional period of time to solicit more shares that begins if and after we have accepted all shares validly tendered and not withdrawn by the time the initial offering period (including any extension) expires. Shares that are validly tendered during a subsequent offering period will be accepted and paid for as they are received, and cannot be withdrawn.

See Section 1 — “Terms of the Offer” and Section 4 — “Withdrawal Rights” in this Offer to Purchase.

What is the “top-up” option and when will it be exercised?

Under the Merger Agreement, if we do not acquire at least 90% of the outstanding Shares after acceptance of and payment for Shares pursuant to the Offer, we have an irrevocable option, subject to certain limitations and conditions, to purchase from the Company up to a number of authorized but unissued Shares equal to the number that, when added to the number of Shares we then own, constitutes one Share more than 90% of the Shares then outstanding on a fully diluted basis (assuming conversion or exercise of all derivative securities or other rights to acquire Company common stock regardless of the conversion or exercise price, the vesting schedule, or other terms and conditions of such derivative securities).

The price per Share payable upon exercise of the option would be equal to the price per Share paid by us in the Offer. We refer to this option as the “top-up” option. The top-up option cannot be exercised if the number of Shares issued upon exercise of the top-up option would exceed the number of then authorized but unissued Shares. If we exercise the top-up option to its full extent, we will be able to effect a short-form merger under Delaware law, which means that we may effect the Merger without any further action by Company stockholders.

See Section 13 — “The Merger Agreement” in this Offer to Purchase.

What are the most significant conditions to the Offer?

The Offer is conditioned upon, among other things:

•	there being validly tendered in accordance with the terms of the Offer, immediately prior to the expiration date of the Offer and not withdrawn, a number of Shares that, together with any Shares then owned by us or Ralcorp, represents at least a majority of the total number of Shares outstanding on a fully diluted basis (assuming conversion or exercise of all derivative securities or other rights to acquire Company common stock regardless of conversion or exercise price, the vesting schedule or other terms and conditions of such derivative securities); and

•	the expiration or termination of the applicable waiting period (and any extension thereof) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the regulations promulgated thereunder.

Other conditions of the Offer are described in Section 15 — “Condition to Purchaser’s Obligations” in this Offer to Purchase. The Offer is not conditioned on Ralcorp’s or Purchaser’s obtaining financing to purchase the Shares.

How do you tender your Shares?

If you wish to accept the Offer and:

•	you are a record holder (i.e., a stock certificate has been issued to you and registered in your name), you must (i) complete and sign the enclosed Letter of Transmittal and send it with your stock certificate to the Depositary or (ii) follow the procedures described in this Offer to Purchase and the enclosed Letter of Transmittal for book-entry transfer. These materials must reach the Depositary before the Offer expires. Detailed instructions are contained in the Letter of Transmittal and in Section 3 — “Procedures for Accepting the Offer and Tendering Shares” in this Offer to Purchase;

•	you are a record holder but your stock certificate is not available or you cannot deliver your stock certificate to the Depositary before the Offer expires, you may be able to tender your Shares using the enclosed Notice of Guaranteed Delivery; or

•	you hold your Shares through a broker, bank or other nominee, you should contact your broker, bank or other nominee and give instructions that your Shares be tendered.

See Section 3 — “Procedures for Accepting the Offer and Tendering Shares” in this Offer to Purchase for more information.

Until what time can you withdraw tendered Shares?

You can withdraw some or all of the Shares that you previously tendered in the Offer at any time prior to the expiration of the Offer as it may be extended. Once we accept your tendered Shares for payment upon expiration of the Offer, however, you will no longer be able to withdraw them. In addition, you may not withdraw Shares tendered during a subsequent offering period, if we elect to have such a period.

See Section 4 — “Withdrawal Rights” in this Offer to Purchase for more information.

How do you withdraw your tendered Shares?

To withdraw Shares, you must deliver a written notice of withdrawal, or a facsimile of one, with the required information to the depositary for the Offer, while you have the right to withdraw the Shares. If you tendered Shares by giving instructions to a broker, bank or other nominee, you must instruct the broker, bank or other nominee to arrange to withdraw the Shares.

See Section 4 — “Withdrawal Rights” in this Offer to Purchase for more information.

When will you be paid for your tendered Shares?

Subject to the terms and conditions of the Offer, we will pay for all validly tendered and not withdrawn Shares promptly after expiration of the Offer (as it may be extended pursuant to the terms of the Merger Agreement and the satisfaction or waiver of the conditions to the Offer set forth in Section 15 — “Conditions to Purchaser’s Obligations” in this Offer to Purchase).

See Section 2 — “Acceptance for Payment and Payment for Shares” in this Offer to Purchase for more information.

What does the Company’s Board of Directors recommend?

At a meeting held on June 20, 2010, the Board of Directors of the Company:

•	unanimously determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger are advisable, fair to and in the best interests of the Company and its stockholders;

•	unanimously approved and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, in accordance with the requirements of Delaware law; and

•	unanimously resolved to recommend that the Company’s stockholders accept the Offer, tender their Shares to Purchaser in the Offer and, if required by applicable law, adopt the Merger Agreement and approve the Merger.

Ralcorp has been advised by the Company that, to the knowledge of the Company after reasonable inquiry, all of the Company’s executive officers and directors currently intend to tender or cause to be tendered all Shares held of record or beneficially owned by them pursuant to the Offer other than Shares, if any, that such person may have an unexercised right to purchase or receive by exercising stock options or stock appreciation rights.

See Section 13 — “The Merger Agreement” in this Offer to Purchase for more information.

Will the Offer be followed by a Merger if all Shares are not tendered?

If we purchase Shares in the Offer and the other conditions to the Merger are satisfied or waived, we will be merged with and into the Company. If we purchase Shares in the Offer, we will have sufficient voting power to approve the Merger without the affirmative vote of any other stockholder of the Company. Further, if pursuant to the Offer or otherwise, we own in excess of 90% of the outstanding Shares, we may effect the Merger without any further action by the stockholders of the Company. If the Merger takes place, the Company will become a wholly owned subsidiary of Ralcorp, and all remaining stockholders (other than Ralcorp, any of Ralcorp’s subsidiaries (including us) or any stockholders properly exercising their appraisal rights) will receive $53.00 per share in cash, without interest thereon and less any required withholding taxes.

See the “Introduction,” Section 12 — “Purpose of the Offer; the Merger; Plans for the Company” and Section 13 — “The Merger Agreement” in this Offer to Purchase for more information.

If you decide not to tender, how will the Offer affect your Shares?

If the Merger takes place between the Company and us, the Company’s stockholders not tendering their Shares in the Offer will receive cash in an amount equal to the price per Share paid in the Offer. Therefore, if the Merger takes place, the only difference between tendering and not tendering your Shares is that tendering stockholders will be paid earlier and will not have appraisal rights under Delaware law (as described below).

If, however, the Offer is consummated and the Merger does not take place, the number of the Company’s stockholders and of the Shares that are still in the hands of the public may be so small that there is no longer an active or liquid public trading market (or, possibly, any public trading market) for Shares held by stockholders other than us, and the Shares may no longer meet the requirements for continued listing on The NASDAQ Global Market.

We cannot predict whether the reduction in the number of Shares that might otherwise trade publicly would have an adverse or beneficial effect on the market price for, or marketability of, the Shares. Also, the Company may no longer be required to make filings with the Securities and Exchange Commission or otherwise may no longer be required to comply with the Securities and Exchange Commission rules relating to publicly held companies.

See Section 7 — “Effect of Offer on Listing, Market for Shares; and SEC Registration” and “Section 13 — The Merger Agreement” in this Offer to Purchase for more information.

Are appraisal rights available in either the Offer or the Merger?

Appraisal rights are not available as a result of the Offer. However, if the Merger is consummated, appraisal rights will be available to holders of shares of Common Stock that are not tendered in the offer and, if a vote of the stockholders is required, who do not vote in favor of the Merger, who make a timely demand for appraisal and continuously hold their Shares from the time of making the demand through the effective time of the Merger, subject to and in accordance with Delaware law. A holder of Shares must properly perfect such holder’s right to seek appraisal under Delaware law in connection with the Merger in order to exercise appraisal rights under Delaware law.

See Section 17 — “Appraisal Rights” in this Offer to Purchase for more information.

Can holders of stock options, stock appreciation rights or restricted stock units participate in the Offer? What will happen to your equity awards in the Merger?

The Offer is only for Shares and not for any options, stock appreciation rights or restricted stock units. If you hold vested but unexercised stock options or stock appreciation rights and you wish to participate in the Offer, you must exercise your stock options or stock appreciation rights in accordance with the terms of the applicable compensation plan or arrangement, and tender the Shares received in accordance with the terms of the Offer. See Section 3 — “Procedures for Accepting the Offer and Tendering Shares.”

If you do not exercise your stock options or stock appreciation rights, and if your restricted stock units do not vest, the Merger Agreement provides that, at or immediately prior to the effective time of the Merger:

•	each outstanding option to purchase Shares under any employee stock option or compensation plan or arrangement of the Company, whether or not exercisable or vested, will be canceled, and the Company will pay to each holder of any such stock option at or promptly after the effective time of the Merger for each stock option surrendered an amount in cash determined by multiplying (i) the excess, if any, of the Merger consideration over the applicable exercise price of the stock option by (ii) the number of Shares of the holder could have purchased (assuming full vesting of all stock options of the Company) had the holder exercised the stock option in full immediately prior to the effective time of the Merger;

•	each outstanding restricted stock unit will vest and become free of all other lapsing restrictions as of the effective time of the Merger and be canceled and converted into the right to receive an amount of cash equal to the Merger consideration; and

•	each outstanding stock appreciation right entitling the holder to receive Shares (or a cash payment determined in relation to the value of the Shares) upon exercise issued pursuant to any employee stock option or compensation plan or arrangement of the Company, whether or not exercisable or vested, will be canceled and the Company will pay each holder of such stock appreciation right at or promptly after the effective time of the Merger for each stock appreciation right surrendered an amount in cash determined by multiplying (i) the excess, if any, of the Merger consideration over the applicable exercise price of the stock appreciation right by (ii) the number of Shares subject to such stock appreciation right (assuming full vesting of all stock appreciation rights of the Company).

If we successfully complete the Offer, what will happen to the Company’s Board of Directors?

If we purchase Shares pursuant to the Offer, under the Merger Agreement, Ralcorp will become entitled to designate a pro rata portion (based on the percentage of outstanding Shares we beneficially own including Shares accepted for payment in the Offer and any Shares acquired pursuant to the top-up option) of the directors of the Company. The Company has agreed in the Merger Agreement to use reasonable best efforts to cause Ralcorp’s designees to become directors of the Company, including by increasing the number of directors and seeking and accepting resignations of incumbent directors selected by Ralcorp. Assuming we purchase Shares pursuant to the Offer, we currently intend to exercise our rights under the Merger Agreement to obtain pro rata representation on the Company’s Board of Directors. We expect that our board representation would control the Company’s Board of Directors.

See Section 12 — “Purpose of the Offer; the Merger; Plans for the Company” in this Offer to Purchase for more information.

What is the market value of the Shares as of a recent date?

On June 18, 2010, the last full trading day before we announced the Offer and the possible subsequent Merger, the closing price of the Shares on The NASDAQ Global Market was $41.73 per Share. On June 23, 2010, the last full trading day before the date of this Offer to Purchase, the reported closing price of the Shares on The NASDAQ Global Market was $52.66. You should obtain current market quotations before deciding whether to tender your Shares.

What are the federal income tax consequences of exchanging Shares pursuant to the Offer, during a subsequent offering period or pursuant to the Merger?

In general, your exchange of Shares for cash pursuant to the Offer, during a subsequent offering period or pursuant to the Merger will be a taxable transaction for U.S. federal income tax purposes and generally will also be a taxable transaction under applicable state, local or foreign income or other tax laws. See Section 5 — “Material U.S. Federal Income Tax Considerations” for more information. We urge you to consult your tax advisor about the tax consequences to you of exchanging your Shares pursuant to the Offer, during a subsequent offering period or pursuant to the Merger in light of your particular circumstances.

Whom should you call if you have questions about the Offer?

You may call Georgeson Inc., the Information Agent for the Offer, at 866-219-9786. Credit Suisse Securities (USA) LLC is acting as the Dealer Manager for the Offer. See the back cover page of this Offer to Purchase.

To the Holders of Class A Convertible Common Stock of American Italian Pasta Company:

INTRODUCTION

Excelsior Acquisition Co., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Ralcorp Holdings, Inc., a Missouri corporation (“Ralcorp”), is offering to purchase all of the issued and outstanding shares of Class A Convertible Common Stock, par value $0.001 per share (the “Shares”), of American Italian Pasta Company, a Delaware corporation (the “Company”), at a price of $53.00 per Share, to the sellers thereof in cash (the “Offer Price”) without interest thereof and less any required withholding taxes, upon the terms and subject to the conditions set forth in this Offer to Purchase dated June 24, 2010 (the “Offer to Purchase”) and in the related Letter of Transmittal (which, together with any amendments or supplements hereto and thereto, collectively constitute the “Offer”).

The Offer is being made in connection with the Agreement and Plan of Merger dated as of June 20, 2010 (as it may be amended from time to time the “Merger Agreement”), by and among Ralcorp, Purchaser and the Company. Purchaser was formed by Ralcorp solely in connection with the acquisition of the Company. The Merger Agreement provides, among other things, for the making of the Offer by Purchaser and further provides that, after completion of the Offer and subject to the satisfaction or waiver of certain conditions set forth in the Merger Agreement, Purchaser will be merged with and into the Company (the “Merger”), and the Company will continue as the surviving corporation and be a wholly owned subsidiary of Ralcorp. The Merger is subject to certain conditions, including, if required by Delaware law, the approval of the holders of a majority of the Shares. See Section 13 — “The Merger Agreement” in this Offer to Purchase.

In the Merger, each outstanding share of Company common stock (other than shares of Company common stock held by the Company or owned by Ralcorp or any of Ralcorp’s subsidiaries) will be converted into the right to receive $53.00 in cash, without interest (the “Merger Consideration”) and all such shares of Company common stock will be automatically cancelled and cease to exist. The Merger Agreement is more fully described in Section 13 — “The Merger Agreement” in this Offer to Purchase, which also contains a discussion of the treatment of the outstanding stock options, stock appreciation rights and restricted stock units relating to Shares.

Tendering stockholders who are record holders of their Shares and tender directly to Computershare Trust Company, N.A., the depositary for the Offer (the “Depositary”), will not be obligated to pay brokerage fees or commissions or, except as set forth in the Letter of Transmittal, transfer taxes on the purchase of Shares by Purchaser pursuant to the Offer. Stockholders who hold their Shares through a broker, bank or other nominee should consult such institution as to whether it charges any service fees. Purchaser will pay all charges and expenses of the Depositary, Georgeson Inc. (the “Information Agent”) and Credit Suisse Securities (USA) LLC (the “Dealer Manager”) for their respective services in connection with the Offer and the Merger. See Section 18 — “Fees and Expenses” in this Offer to Purchase.

At a meeting held on June 20, 2010, the Company’s Board of Directors unanimously: (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are advisable, fair to and in the best interests of the Company and its stockholders, (ii) approved and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, in accordance with the requirements of Delaware law, and (iii) resolved to recommend that the Company’s stockholders accept the Offer, tender their Shares to Purchaser in the Offer and, if required by applicable law, adopt the Merger Agreement and approve the Merger. Ralcorp has been advised by the Company that, to the knowledge of the Company after reasonable inquiry, all of the Company’s executive officers and directors currently intend to tender or cause to be tendered all Shares held of record or beneficially owned by them pursuant to the Offer other than Shares, if any, that such person may have an unexercised right to purchase or receive by exercising stock options or stock appreciation rights.

The Company has advised Purchaser that Evercore Group L.L.C. (“Evercore”), the Company’s financial advisor, delivered to the Board of Directors of the Company its oral opinion dated June 20, 2010, which opinion was subsequently confirmed in writing, to the effect that, as of the date of the opinion and based upon and subject to the assumptions made, matters considered and limitations on the scope of review undertaken by Evercore as set forth therein, the Offer Price or the Merger Consideration, as applicable, to be received by holders of Shares pursuant to the Offer and the Merger was fair, from a financial point of view, to such holders. The full text of Evercore’s written opinion dated June 20, 2010, which describes the assumptions made, procedures followed, matters considered and limitations on the opinion and scope of review undertaken by Evercore in rendering its opinion, is included as Annex II to the Company’s Solicitation/Recommendation Statement on Schedule 14D-9

(together with all amendments and supplements thereto, the “Schedule 14D-9”) which will be filed by the Company with the U.S. Securities and Exchange Commission (the “SEC”) and mailed to the Company’s stockholders with this Offer to Purchase. Evercore provided its opinion to the Company’s Board of Directors in connection with and for the purpose of its evaluation of the Offer and the Merger. Evercore’s opinion does not constitute a recommendation to any stockholder of the Company as to whether such stockholder should tender such stockholder’s Shares into the Offer or how such stockholder should vote with respect to the Offer and the Merger or any other matter.

The Offer is not subject to any financing condition. However, the Offer is subject to a number of conditions as set forth in the Merger Agreement, including: (i) that there be validly tendered in accordance with the terms of the Offer and not withdrawn, a number of Shares that, together with the Shares then owned by Ralcorp and/or Purchaser, represents at least a majority of the total number of Shares outstanding on a fully diluted basis (assuming conversion or exercise of all derivative securities or other rights to acquire Company common stock regardless of the conversion or exercise price, the vesting schedule or other terms and conditions of such derivative securities) (the “Minimum Condition”); (ii) the expiration or termination of any waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended; and (iii) other customary conditions. See Section 15 — “Conditions to Purchaser’s Obligations” and Section 16 — “Certain Regulatory and Legal Matters” in this Offer to Purchase.

The Company has represented to Ralcorp and Purchaser that as of June 15, 2010, there were 21,820,119 Shares issued and outstanding. Additionally, the Company has represented to Ralcorp and Purchaser that as of June 20, 2010, there were outstanding (i) employee stock options to purchaser an aggregate of 297,296 Shares (all of which were exercisable) and (ii) stock appreciation rights with respect to an aggregate of 1,270,309 Shares (of which rights with respect to an aggregate of 389,899 Shares were exercisable). As of the date hereof, neither Ralcorp nor Purchaser currently beneficially owns any Shares. Based on the foregoing, and assuming that no stock options or stock appreciation rights are exercised for Shares prior to the Expiration Date, Purchaser believes that as of June 20, 2010, the number of Shares required to meet the Minimum Condition would have been 10,091,060 Shares.

Upon the date when Shares are first accepted for payment under the Offer, the Merger Agreement provides that Ralcorp will be entitled to designate a number of directors, rounded up to the next whole number, to serve on the Company’s Board of Directors that is in the same proportion as the Shares beneficially owned by Ralcorp and/or Purchaser to the total number of Shares outstanding, provided that the Company shall use its commercially reasonable efforts to ensure that at least three members of the Company’s Board of Directors who are “independent directors” for purposes of NASDAQ Rule 5605 shall remain as directors until the effective time of the Merger (the “Effective Time”) and shall constitute a committee of the Board of Directors. Ralcorp currently intends, promptly after consummation of the Offer, to exercise this right and to designate officers or employees of Ralcorp or an affiliate of Ralcorp to serve as directors of the Company. Ralcorp expects that such representation on the Company’s Board of Directors will permit Ralcorp to exert substantial influence over the Company’s conduct of its business and operations. Purchaser currently intends, as soon as possible after the consummation of the Offer, to consummate the Merger pursuant to the Merger Agreement. Following the Merger, the directors of Purchaser will be the directors of the Company. However, prior to the Effective Time, the approval of a majority of the members of the committee of independent directors will be required for the Company to authorize any termination of the Merger Agreement by the Company, any amendment of the merger agreement requiring action by the Company’s Board of Directors or to effect certain other actions related to or in connection with the merger.

Under Delaware law, if Purchaser acquires, pursuant to the Offer or otherwise, at least 90% of the outstanding Shares, Purchaser believes it would be able to effect the Merger under the short-form merger provisions of Delaware law without a vote of the Company’s stockholders. If Purchaser does not acquire at least 90% of the outstanding Shares (including pursuant to the “top-up” option described in Section 13 — “The Merger Agreement”), Purchaser will have to seek approval of the Merger Agreement and the Merger by the Company’s stockholders. Such approval of the Merger Agreement and the Merger would require the affirmative vote of holders of a majority of the outstanding Shares. Assuming the Minimum Condition and the other conditions to the Offer are satisfied, upon consummation of the Offer, Purchaser would own sufficient Shares to enable Purchaser, without the affirmative vote of any other of the Company’s stockholders, to satisfy the stockholder approval requirement to approve the Merger Agreement and the Merger. See Section 13 — “The Merger Agreement” in this Offer to Purchase.

This Offer to Purchase and the related Letter of Transmittal contain important information, and you should carefully read both in their entirety before you make any decision with respect to the Offer.

THE TENDER OFFER

1.	Terms of the Offer.

Upon the terms and subject to the conditions set forth in the Offer (including, if the Offer is extended or amended, the terms and conditions of any extension or amendment), Purchaser will accept for payment and pay for all Shares validly tendered and not withdrawn on or prior to the Expiration Date. See Section 3 — “Procedures for Accepting the Offer and Tendering Shares” in this Offer to Purchase. The term “Expiration Date” means 12:00 midnight, New York City time, at the end of Thursday, July 22, 2010, unless Purchaser shall have extended the period of time for which the Offer is open, in which event the term “Expiration Date” shall mean the latest time and date at which the Offer, as so extended by Purchaser, shall expire.

Purchaser shall (i) without the consent of the Company, have the right to extend the Offer for any period required by any rule, regulation, interpretation or position of the SEC applicable to the Offer or any period required by applicable law and (ii) if any of the conditions to the Offer set forth in the Merger Agreement are not satisfied or waived on any scheduled Expiration Date, Purchaser shall extend the Offer for one or more periods (each in the reasonable judgment of Purchaser for the minimum period of time reasonably expected by Purchaser to be required to satisfy such conditions but in any event not in excess of 20 business days each) until all such conditions of the Offer are satisfied or waived; provided, in each case if, at the initial Expiration Date all of the conditions to the Offer, except for the Minimum Condition, are satisfied or have been waived, the Purchaser will only be required to extend the Offer beyond the initial Expiration Date for one or more additional periods not to exceed an aggregate of 20 business days and in no event will the Purchaser be required to extend the Offer beyond October 15, 2010. Notwithstanding the foregoing, Purchaser’s ability or obligation to extend the Offer is subject to the parties’ rights to terminate the Merger Agreement in accordance with its terms.

During any such extension, all Shares previously tendered and not withdrawn will remain subject to the Offer and subject to your right to withdraw your Shares. Stockholders of the Company may withdraw their Shares previously tendered at any time prior to the Expiration Date. See Section 4 — “Withdrawal Rights” in this Offer to Purchase.

Following expiration of the Offer, Purchaser may, in its sole discretion, provide for a subsequent offering period in accordance with Rule 14d-11 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), of at least three business days immediately following the Expiration Date. A subsequent offering period is an additional period of time to solicit more Shares that begins after Purchaser has accepted all Shares already tendered. During the subsequent offering period, if any, stockholders may tender (but not withdraw) their Shares and receive the Offer Price without interest and less any required withholding taxes. For purposes of the Offer, a “business day” means any day other than a Saturday, Sunday or a U.S. federal holiday and consists of the time period from 12:01 a.m. through 12:00 midnight, New York City time.

Subject to the applicable rules and regulations of the SEC, Purchaser expressly reserves the right to waive any condition to the Offer and to make any change to the terms and conditions of the Offer Price; provided that, pursuant to the Merger Agreement, without the prior consent of the Company, (i) the Minimum Condition may not be waived or amended and (ii) no change may be made that changes the form of consideration to be paid pursuant to the Offer, decreases the Offer Price or the number of Shares sought in the Offer, imposes conditions to the Offer in addition to those set forth in, or modifies the conditions set forth in, Annex I to the Merger Agreement, which are summarized in Section 15 — “Conditions to Purchaser’s Obligations” in this Offer to Purchase, in any manner materially adverse to the holders of Shares.

The Offer is conditioned upon satisfaction of the Minimum Condition. The Offer is also subject to other customary conditions set forth in the Merger Agreement. See Section 15 — “Conditions to Purchaser’s Obligations” in this Offer to Purchase. Purchaser may terminate the Offer without purchasing any Shares if certain events described in Section 15 occur.

If Purchaser extends the Offer, is delayed in its acceptance for payment of Shares or is unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to Purchaser’s rights under the Offer, the Depositary may, nevertheless, on behalf of Purchaser, retain tendered Shares, and those Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described under Section 4 — “Withdrawal Rights” in this Offer to Purchase. However, Purchaser’s right to delay payment for any Shares or not to pay for any Shares theretofore accepted for payment is subject to the applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act relating to Purchaser’s obligation to pay for or return tendered Shares promptly after the termination or withdrawal of the Offer.

Any extension of the period during which the Offer is open, delay in payment or in acceptance for payment, termination or amendment of the Offer, will be followed as promptly as practicable by a public announcement thereof. Such an announcement in the case of an extension will be issued not later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date in accordance with the public announcement requirements of Rules 14d-4(d) and 14e-1(d) under the Exchange Act. Without limiting the manner in which Ralcorp or Purchaser may choose to make any public announcement, neither Ralcorp nor Purchaser will have any obligation (except as otherwise required by applicable law) to publish, advertise or otherwise communicate any such public announcement other than by making a release to the Dow Jones News Service.

If Purchaser makes a material change in the terms of the Offer or the information concerning the Offer or if it waives a material condition of the Offer, Purchaser will disseminate additional tender offer materials and extend the Offer if and to the extent required by Rules 14d-4(d), 14d-6(c) and 14e-1 under the Exchange Act (which require that material changes be promptly disseminated to stockholders in a manner reasonably designed to inform them of such changes) or otherwise. The minimum period during which an offer must remain open following material changes in the terms of the Offer or information concerning the Offer, other than a change in price or a change in percentage of securities sought, will depend upon the facts and circumstances, including the relative materiality of the terms or information changes. In the SEC’s view, an offer should remain open for a minimum of five business days from the date the material change is first published, sent or given to stockholders, and with respect to a change in price or a change in percentage of securities sought, a minimum ten business day period is generally required to allow for adequate dissemination to stockholders and investor response.

The Company has provided Purchaser with the Company’s list of stockholders and security position listings for the purpose of disseminating the Offer to holders of Shares. This Offer to Purchase, the related Letter of Transmittal and other relevant materials will be mailed to stockholders of record of the Company and will be furnished to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the list of stockholders or, if applicable, are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Shares.

2.	Acceptance for Payment and Payment for Shares.

Upon the terms and subject to the conditions to the Offer (including, if Purchaser extends or amends the Offer, the terms and conditions of the Offer as so extended or amended) and the applicable regulations of the SEC, Purchaser will accept for payment and pay for all Shares validly tendered and not withdrawn prior to the Expiration Date promptly after the Expiration Date and the satisfaction or waiver of the conditions to the Offer set forth in Section 15 — “Conditions to Purchaser’s Obligations” (the date of such acceptance for payment, the “Acceptance Date”). If Purchaser provides for a subsequent offering period, Purchaser will immediately accept and promptly pay for Shares as they are tendered during the subsequent offering period. Subject to the terms of the Merger Agreement and compliance with Rule 14e-1(c) under the Exchange Act, Purchaser expressly reserves the right to delay acceptance for payment of, and thereby delay payment for, Shares in order to comply in whole or in part with any applicable law.

If, prior to the Expiration Date, Purchaser increases the Offer Price, Purchaser will pay the increased Offer Price to all stockholders of the Company from whom Purchaser purchases Shares in the Offer, whether such Shares were tendered before or after the increase in price. As of the date of this Offer to Purchase, Purchaser has no intention to increase the Offer Price. Under no circumstances will Purchaser pay interest on the Offer Price paid for Shares pursuant to the Offer, regardless of any delay in making such payment.

For information with respect to approvals that the Company and Purchaser are required to obtain prior to the completion of the Offer, including under the HSR Act, see Section 16 — “Certain Regulatory and Legal Matters.”

In all cases (including during any subsequent offering period), Purchaser will pay for Shares purchased in the Offer only after timely receipt by the Depositary of (a) certificates representing the Shares (“Share Certificates”) or timely confirmation (a “Book-Entry Confirmation”) of the book-entry transfer of the Shares into the Depositary’s account at The Depository Trust Company (the “Book-Entry Transfer Facility”) pursuant to the procedures set forth in Section 3 — “Procedures for Accepting the Offer and Tendering Shares”; (b) the appropriate Letter of Transmittal (or a facsimile), properly completed and duly executed, with any required signature guarantees or an Agent’s Message (as defined below) in connection with a book-entry transfer; and (c) any other documents that the related Letter of Transmittal requires.

An “Agent’s Message” means a message transmitted by the Book-Entry Transfer Facility to, and received by, the Depositary and forming a part of a Book-Entry Confirmation, which message states that the Book-Entry Transfer Facility has received an express acknowledgment from the participant in the Book-Entry Transfer Facility tendering the Shares that are the subject of the Book-Entry Confirmation, that the participant has received and agrees to be bound by the terms of the Letter of Transmittal and that Purchaser may enforce that agreement against the participant.

For purposes of the Offer, Purchaser will be deemed to have accepted for payment, and purchased, Shares validly tendered and not withdrawn, if and when Purchaser gives oral or written notice to the Depositary of its acceptance of the Shares for payment pursuant to the Offer. In all cases, upon the terms and subject to the conditions to the Offer, payment for Shares purchased pursuant to the Offer will be made by deposit of the purchase price for the Shares with the Depositary, which will act as agent for tendering stockholders of the Company for the purpose of receiving payment from Purchaser and transmitting payment to validly tendering stockholders of the Company.

If Purchaser does not purchase any tendered Shares pursuant to the Offer for any reason, or if you submit Share Certificates representing more Shares than you wish to tender, Purchaser will return Share Certificates representing unpurchased or untendered Shares, without expense to you (or, in the case of Shares delivered by book-entry transfer into the Depositary’s account at the Book-Entry Transfer Facility pursuant to the procedures set forth in Section 3 — “Procedures for Accepting the Offer and Tendering Shares,” Shares will be credited to an account maintained within the Book-Entry Transfer Facility), as promptly as practicable following the expiration, termination or withdrawal of the Offer.

Purchaser reserves the right to transfer or assign, in whole or from time to time in part, to one or more of our affiliates the right to purchase Shares tendered pursuant to the Offer, but any such transfer or assignment will not relieve Purchaser of its obligations under the Offer or prejudice your rights to receive payment for Shares validly tendered and accepted for payment.

3.	Procedures for Accepting the Offer and Tendering Shares.

Valid Tenders.  For Shares to be validly tendered pursuant to the Offer, a properly completed and duly executed Letter of Transmittal (or manually signed facsimile thereof), with any required signature guarantees and all other required documents, or an Agent’s Message in the case of a book entry transfer, must be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase on or prior to the Expiration Date. In addition, either (i) Share Certificates must be received by the Depositary or such Shares must be tendered pursuant to the procedure for book-entry transfer set forth below, and a Book-Entry Confirmation must be received by the Depositary, in each case on or prior to the Expiration Date, or (ii) the tendering stockholder must comply with the guaranteed delivery procedure set forth below. No alternative, conditional or contingent tenders will be accepted.

The method of delivery of the Letter of Transmittal, the Share Certificates and all other required documents, including delivery through DTC, is at your option and sole risk, and delivery will be considered made only when actually received by the Depositary (including, in the case of a book-entry transfer, by Book-Entry Confirmation). If delivery is by mail, we recommend that such Share Certificates and documents be sent by registered mail, properly insured, with return receipt requested. In all cases, you should allow sufficient time to ensure timely delivery prior to the Expiration Date.

The tender of Shares pursuant to any one of the procedures described above will constitute your acceptance of the terms and conditions of the Offer (and if the Offer is extended or amended, the terms and conditions of any such extension or amendment), as well as your representation and warranty that (i) you own the Shares being tendered within the meaning of Rule 14e-4 under the Exchange Act, (ii) the tender of such Shares complies with Rule 14e-4 under the Exchange Act, (iii) you have the full power and authority to tender, sell, assign and transfer the Shares tendered, as specified in the Letter of Transmittal, (iv) you are the registered owner of the Shares, (v) the Share Certificates have been endorsed to you in blank, (vi) you are a participant in DTC whose name appears on a security position listing you as the owner of the Shares and (vii) when the tendered Shares are accepted for payment by Purchaser, Purchaser will acquire good, marketable and unencumbered title to the Shares, free and clear of all liens, restrictions, charges and encumbrances and the Shares will not be subject to any adverse claims. Purchaser’s acceptance for payment of Shares tendered by you pursuant to the Offer will constitute a binding agreement between Purchaser and you upon the terms and subject to the conditions of the Offer.

For Shares to be validly tendered during a subsequent offering period, the tendering stockholder must comply with the foregoing procedures, except that required documents and Share Certificates must be received during the subsequent offering period.

Book-Entry Transfer.  The Depositary will make a request to establish an account with respect to Shares at DTC for purposes of the Offer within two business days after the date of this Offer to Purchase. Any financial institution that is a participant in the system of DTC may make book-entry transfer of Shares by causing DTC to transfer the Shares into the Depositary’s account at DTC in accordance with DTC’s procedures. However, although Shares may be delivered through book-entry transfer into the Depositary’s account at DTC, the Depositary must receive the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and signed, with any required signature guarantees, or an Agent’s Message in connection with a book-entry transfer, and any other required documents, at one of its addresses set forth on the back cover of this Offer to Purchase on or before the Expiration Date, or you must comply with the guaranteed delivery procedure set forth below. Delivery of documents to the Book-Entry Transfer Facility does not constitute delivery to the Depositary.

Signature Guarantees.  A bank, broker, dealer, credit union, savings association or other entity that is a member in good standing of the Security Transfer Agents Medallion Program, the New York Stock Exchange Medallion Signature Program, the Stock Exchanges Medallion Program or any other “eligible guarantor institution” (as defined in Rule 17Ad-15 under the Exchange Act) (each, an “Eligible Institution” and collectively “Eligible Institutions”) must guarantee signatures on all Letters of Transmittal, unless the Shares tendered are tendered (a) by a registered holder of Shares that has not completed either the box labeled “Special Payment Instructions” or the box labeled “Special Delivery Instructions” in the Letter of Transmittal or (b) for the account of an Eligible Institution. See the Instructions to the Letter of Transmittal for further details.

If Share Certificates are registered in the name of a person other than the signer of the Letter of Transmittal, or if payment is to be made to, or Share Certificates for unpurchased Shares are to be issued or returned to, a person other than the registered holder, then the tendered Share Certificates must be endorsed or accompanied by appropriate stock powers, signed exactly as the name or names of the registered holder or holders appear on Share Certificates, with the signatures on the Share Certificates or stock powers guaranteed by an Eligible Institution as provided in the Letter of Transmittal. See the Instructions to the Letter of Transmittal.

If Share Certificates are forwarded separately to the Depositary, a properly completed and duly executed Letter of Transmittal (or a facsimile) must accompany each delivery of Share Certificates.

Guaranteed Delivery.  If you want to tender Shares in the Offer and your Share Certificates are not immediately available or time will not permit all required documents to reach the Depositary on or before the Expiration Date or the procedures for book-entry transfer cannot be completed on time, your Shares may nevertheless be tendered if you comply with all of the following guaranteed delivery procedures:

•	your tender is made by or through an Eligible Institution;

•	the Depositary receives, as described below, a properly completed and signed Notice of Guaranteed Delivery on or before the Expiration Date, substantially in the form provided by Purchaser with the Offer to Purchase;

•	the Depositary receives the Share Certificates evidencing all physically delivered Shares in proper form for transfer (or a Book-Entry Confirmation with respect to such Shares) together with a properly completed and duly executed Letter of Transmittal (or a manually signed facsimile), with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message) and any other documents required by the Letter of Transmittal within three NASDAQ Global Market trading days after the date of execution of the Notice of Guaranteed Delivery.

Delivery of the Notice of Guaranteed Delivery may be made by mail or facsimile transmission to the Depositary. The Notice of Guaranteed Delivery must include a guarantee by an Eligible Institution in the form set forth in the Notice of Guaranteed Delivery.

Notwithstanding any other provision of the Offer, Purchaser will pay for Shares only after timely receipt by the Depositary of Share Certificates for, or Book-Entry Confirmation with respect to, the Shares, a properly completed and duly executed Letter of Transmittal (or a manually signed facsimile of the Letter of Transmittal), together with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message) and any other documents required by the Letter of Transmittal. Accordingly, payment might not be made to all tendering stockholders of the Company at the same time, and will depend upon when the Depositary receives Share Certificates or Book-Entry Confirmation that the Shares have been transferred into the Depositary’s account at a Book-Entry Transfer Facility.

U.S. Federal Income Tax Backup Withholding.  Under U.S. federal income tax law, the Depositary may be required to withhold and pay over to the U.S. Internal Revenue Service (the “IRS”) a portion of the amount of any payments made pursuant to the Offer. To avoid backup withholding, a stockholder of the Company must provide the Depositary with (i) the stockholder’s correct social security number or other taxpayer identification number (collectively, “TIN”) and certify under penalties of perjury that the TIN is correct and that the stockholder is not subject to backup withholding by completing the Substitute Form W-9 included in the Letter of Transmittal, or (ii) if applicable, an adequate basis for exemption. If a stockholder does not provide the stockholder’s correct TIN, the certifications described above or an adequate basis for exemption, the IRS may impose a penalty on the stockholder, and any payment made to the stockholder pursuant to the Offer may be subject to backup withholding at a current rate of 28%. All stockholders of the Company surrendering Shares pursuant to the Offer that are U.S. persons should complete and sign the Substitute Form W-9 included in the Letter of Transmittal to provide the information and certifications necessary to avoid backup withholding or otherwise establish a basis for exemption. Certain stockholders of the Company (including, among others, corporations) are not subject to backup withholding. All stockholders of the Company surrendering Shares pursuant to the Offer that are not U.S. persons may be able to establish an exemption from backup withholding by submitting an appropriate complete and executed IRS Form W-8 and should consult with their respective tax advisors as to possible qualification for exemption from withholding and the procedure for obtaining any such exemption from withholding.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from payments made to a stockholder of the Company may be refunded or credited against the stockholder’s U.S. federal income tax liability, if any, provided that the required information is furnished to the IRS.

Appointment as Proxy.  By executing the Letter of Transmittal (or a manually signed facsimile thereof) or in the case of a book-entry transfer, an Agent’s Message in lieu of a Letter of Transmittal, you irrevocably appoint Purchaser, its officer and designees, and each of them, as your attorneys-in-fact and proxies, each with full power of substitution and re-substitution, to vote in the manner set forth in the Letter of Transmittal, to the full extent of your rights with respect to Shares that you tender and that Purchaser accepts for payment and with respect to any and all other Shares and other securities or rights issued or issuable in respect of those Shares on or after the date of this Offer to Purchase. All such powers of attorney and proxies will be considered irrevocable and coupled with an interest in the tendered Shares. This appointment will be effective only when Purchaser accepts your Shares for payment in accordance with the terms of the Offer. Upon acceptance for payment, all other powers of attorney and proxies or consents given by you with respect to your Shares and other securities or rights prior to such payment will be revoked, without further action, and no subsequent powers of attorney and proxies or consents may be given by you (and, if given, will not be deemed effective). Purchaser or Purchaser’s designees will, with respect to the Shares and other securities and rights for which the appointment is effective, be empowered to exercise all your voting and other rights as they, in their sole discretion, may deem proper at any annual or special meeting of stockholders of the Company, or any adjournment or postponement thereof, or by consent in lieu of any such meeting of stockholders of the Company or otherwise. In order for Shares to be deemed validly tendered, immediately upon the acceptance for payment of such Shares, Purchaser or its designee must be able to exercise full voting rights with respect to such Shares and other related securities.

Determination of Validity.  All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by Purchaser, in its sole discretion, which determination shall be final and binding on all parties, subject to such parties’ disputing such determination in a court of competent jurisdiction. Purchaser reserves the absolute right to reject any and all tenders determined by it not to be in proper form or the acceptance for payment of which may, in the opinion of Purchaser, be unlawful. Purchaser also reserves the absolute right to waive any defect or irregularity in the tender of any Shares of any particular stockholder, whether or not similar defects or irregularities are waived in the case of other stockholders. No tender of Shares will be deemed to have been validly made until all defects and irregularities have been cured or waived to the satisfaction of Purchaser. None of Ralcorp, Purchaser or any of their respective affiliates or assigns, the Depositary, the Information Agent, the Dealer Manager or any other person or entity will be under any duty to give any notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification.

4.	Withdrawal Rights.

Other than during a subsequent offering period, you may withdraw Shares that you have previously tendered in the Offer at any time on or before the Expiration Date (including any extension of such date), and, unless theretofore accepted for payment as provided in this Offer to Purchase, you may also withdraw such Shares at any time after August 23, 2010, unless Purchaser accepts them for payment.

If, for any reason, acceptance for payment of any Shares tendered in the Offer is delayed, or Purchaser is unable to accept for payment or pay for Shares tendered in the Offer, then, without prejudice to Purchaser’s rights set forth in this Offer to Purchase, the Depositary may, nevertheless, on Purchaser’s behalf, retain Shares that you have tendered, and you may not withdraw your Shares, except to the extent that you are entitled to and duly exercise withdrawal rights as described in this Section 4 — “Withdrawal Rights.” Any such delay will be by an extension of the Offer to the extent required by applicable law and the regulations of the SEC.

In order for your withdrawal to be effective, you must deliver a written or facsimile transmission notice of withdrawal to the Depositary at one of its addresses or fax numbers set forth on the back cover of this Offer to Purchase. Any such notice of withdrawal must specify your name, the number of Shares that you wish to withdraw, and (if Share Certificates have been tendered) the name of the registered holder of Shares as shown on the Share Certificates, if different from your name. If Share Certificates have been delivered or otherwise identified to the Depositary, then, prior to the physical release of Share Certificates, you must submit the serial numbers shown on the particular Share Certificates evidencing Shares to be withdrawn and an Eligible Institution must Medallion guarantee the signature on the notice of withdrawal, except in the case of Shares tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedures for book-entry transfer set forth in Section 3 — “Procedures for Accepting the Offer and Tendering Shares,” the notice of withdrawal must specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares, in which case a notice of withdrawal will be effective if delivered to the Depositary by any method of delivery described in the first sentence of this paragraph. You may not rescind a withdrawal of Shares. Any Shares that you withdraw will be considered not validly tendered for purposes of the Offer, but you may tender your Shares again at any time before the Expiration Date by following any of the procedures described in Section 3 — “Procedures for Accepting the Offer and Tendering Shares.”

All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by Purchaser, in its sole discretion, whose determination will be final and binding, subject to the dispute of such determination in a court of competent jurisdiction. None of Ralcorp, Purchaser or any of their respective affiliates or assigns, the Depositary, the Information Agent, the Dealer Manager or any other person or entity will be under any duty to give any notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

5.	Material U.S. Federal Income Tax Consequences.

The following is a summary of certain material U.S. federal income tax consequences of the Offer and the Merger to holders whose Shares are purchased for cash pursuant to the Offer or whose Shares are converted to cash pursuant to the Merger. This discussion does not describe all of the U.S. federal income tax consequences that may be relevant to a holder in light of its particular circumstances or to holders subject to special treatment under the U.S. federal income tax laws (including, without limitation, insurance companies, dealers in securities or currencies, traders in securities who elect the mark-to-market method of accounting for their securities, U.S. holders (as defined below) whose functional currency is not the U.S. dollar, tax-exempt organizations, holders subject to the U.S. federal alternative minimum tax, financial institutions, regulated investment companies, mutual funds, partnerships, S corporations or other pass through entities, controlled foreign corporations, passive foreign investment companies, certain expatriates, corporations that accumulate earnings to avoid U.S. federal income tax, holders who hold Shares as part of a hedge, straddle, constructive sale or conversion transaction, or holders who acquired their Shares through the exercise of employee stock options or other compensation arrangements).

The U.S. federal income tax consequences set forth below are based upon the Internal Revenue Code of 1986, as amended (the “Code”), applicable U.S. Treasury Regulations, court decisions, and rulings and pronouncements of the Internal Revenue Service (the “IRS”) all as in effect on the date hereof and, all of which are subject to change, possibly on a retroactive basis. We have not sought any ruling from the IRS with respect to statements made and conclusions reached in this discussion, and there can be no assurance that the IRS will agree with such statements and conclusions.

As used herein, the term “U.S. holder” means a beneficial owner of Shares, that is, for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•	a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States or any political subdivision thereof;

•	a trust if it (1) is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. person; or

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source.

As used herein, the term “non-U.S. holder” means a beneficial owner of Shares that is neither a U.S. holder nor a partnership or an entity treated as a partnership for U.S. federal income tax purposes.

If a partnership (including any entity treated as a partnership for U.S. federal income purposes) is a beneficial owner of Shares, the tax treatment of a partner in the partnership generally will depend upon the status of the partner and the activities of the partnership. A beneficial owner that is a partnership and partners in such a partnership should consult their tax advisors about the U.S. federal income tax consequences of the Offer and the Merger.

This discussion assumes that a holder holds the Shares as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment). This summary does not address any tax consequences under any state, local or foreign laws or U.S. federal laws other than those pertaining to the U.S. federal income tax that may apply to holders.

Holders are urged to consult their own tax advisors with respect to the application of the U.S. federal income tax laws to their particular situations as well as any tax consequences arising under the U.S. federal estate or gift tax rules or under the laws of any state, local or foreign taxing jurisdiction or under any applicable tax treaty.

U.S. Holders

Offer and Merger Consideration

The receipt of cash for Shares pursuant to the Offer or the Merger by U.S. holders will be a taxable transaction for U.S. federal income tax purposes (and may also be a taxable transaction under applicable state, local and foreign tax laws). In general, for U.S. federal income tax purposes, a U.S. holder of Shares will recognize capital gain or loss equal to the difference between:

•	the amount of cash received in exchange for such Shares pursuant to the Offer or the Merger, and

•	the U.S. holder’s adjusted tax basis in such Shares.

If the U.S. holder’s holding period in the Shares surrendered pursuant to the Offer or the Merger is greater than one year as of the date of the sale of the Shares pursuant to the Offer or the date of the Merger, as applicable, the gain or loss will be long-term capital gain or loss. The deductibility of a capital loss recognized on the exchange is subject to limitations under the Code. If a U.S. holder acquired different blocks of Shares at different times and different prices, such holder must determine its adjusted tax basis and holding period separately with respect to each block of Shares.

Backup Withholding and Information Reporting

Generally, U.S. holders will be subject to information reporting on the cash received in the Offer or Merger unless such U.S. holder is a corporation or other exempt recipient. See Section 3 — “Procedures for Accepting the Offer and Tendering Shares” in this Offer to Purchase. In addition, unless a U.S. holder is a corporation or other exempt recipient, backup withholding (currently at a rate of 28%) may apply with respect to the amount of cash received if the U.S. holder:

•	fails to furnish a TIN within a reasonable time after a request therefore;

•	furnishes an incorrect TIN;

•	is notified by the IRS that it failed to report interest or dividends properly; or

•	fails, under certain circumstances, to provide a certified statement, signed under penalty of perjury, that the TIN provided is correct and that such U.S. holder is not subject to backup withholding.

Backup withholding is not an additional tax. Any amount withheld from a payment to a U.S. holder under these rules will be allowed as a credit against such holder’s U.S. federal income tax liability and may entitle such holder to a refund, provided that the required information is furnished to the IRS in a timely manner.

Certain penalties apply for failure to furnish correct information and for failure to include reportable payments in income. Each holder should consult with such holder’s own tax advisor as to such holder’s qualification for exemption from backup withholding and the procedure for obtaining such exemption. Tendering holders of Shares, that are U.S. persons, may be able to prevent backup withholding by completing the Substitute Form W-9 included in the Letter of Transmittal.

Non-U.S. Holders

Offer and Merger Consideration

Non-U.S. holders generally will not be subject to U.S. federal income tax on any gain realized on the disposition of Shares pursuant to the Offer or Merger unless:

•	the gain is effectively connected with a trade or business of the non-U.S. holder in the United States (and, if required by an applicable income tax treaty, is attributable to a U.S. permanent establishment of the non-U.S. holder);

•	the non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of that disposition, and certain other conditions are met; or

•	we are or have been a “United States real property holding corporation” for U.S. federal income tax purposes and the non-U.S. holder owned more than 5% of the Shares at any time during the shorter of the non-U.S. holder’s holding period in such Shares and the five years preceding the Offer or Merger, as applicable.

We believe we are not, have not been and do not anticipate becoming a “United States real property holding corporation” for U.S. federal income tax purposes.

An individual non-U.S. holder described in the first bullet point immediately above will be subject to tax on the net gain derived from the Offer or Merger as if it were a U.S. holder. If a non-U.S. holder that is a foreign corporation falls under the first bullet point immediately above, it will be subject to tax on its net gain in the same manner as if it were a U.S. person (as defined under the Code) and, in addition, may be subject to the “branch profits tax” on its earnings that are effectively connected with its United States trade or business, including earnings from the Shares. The “branch profits tax” is 30% but may be reduced or eliminated by an applicable income tax treaty. An individual non-U.S. holder described in the second bullet point immediately above will be subject to a flat 30% tax on the gain derived from the Offer or Merger, which may be offset by U.S. source capital losses, even though the individual is not considered a resident of the United States.

Backup Withholding and Information Reporting

The payment of the Offer or Merger proceeds to a non-U.S. holder is generally not subject to information reporting if the beneficial owner certifies the owner’s non-U.S. status under penalties of perjury (i.e., by providing the appropriate properly executed IRS Form W-8), or otherwise establishes an exemption. Backup withholding (currently at a rate of 28%) is required only on payments that are subject to the information reporting requirements, discussed above, and only if other requirements are satisfied. Backup withholding is not an additional tax. Any amount withheld from a payment to a non-U.S. holder under these rules will be allowed as a credit against such holder’s U.S. federal income tax liability and may entitle such holder to a refund, provided that the required information is furnished timely to the IRS.

6.	Price Range of Shares; Dividends on the Shares.

The Shares currently trade on The NASDAQ Global Market under the symbol “AIPC.” Until November 14, 2008, the Shares traded on the Pink Sheets, an electronic quotation service for securities traded over-the-counter, under the symbol

“AITP” or “AITP.PK”. The following table sets forth the high and low sales prices per Share for the periods indicated, as reported in published financial sources.

	High	Low

Year Ended September 26, 2008:
First Quarter	$9.10	$6.55
Second Quarter	7.00	4.39
Third Quarter	12.35	5.45
Fourth Quarter	15.90	11.00
Year Ended October 2, 2009:
First Quarter	$23.80	$11.90
Second Quarter	35.15	21.68
Third Quarter	34.24	23.59
Fourth Quarter	32.08	27.17
Year Ending October 1, 2010:
First Quarter	$39.99	$33.88
Second Quarter (through June 18, 2010)	44.00	36.83

On June 18, 2010, the last full day of trading before the public announcement of the Offer, the reported closing price of the Shares reported was $41.73 per Share. On June 23, 2010, the last trading day before the date of this Offer to Purchase, the reported closing price of the Shares was $52.66 per Share. Stockholders are urged to obtain current market quotations for the Shares and to review all information received by them from the Company, including the materials referred to in Section 8 — “Certain Information Concerning the Company” in this Offer to Purchase.

According to the Company’s Annual Report on Form 10-K for the fiscal year ended October 2, 2009, the Company has not paid a dividend on the Shares since June 2005. Payment of dividends is restricted by provisions in the Company’s current credit facility and the Company disclosed that it anticipates that future free cash flow will be used principally to fund interest expense and repayment of debt. Pursuant to the Merger Agreement, the Company has agreed not to declare, set aside or pay any dividend or make any other distribution (whether in cash, stock, property or any combination thereof) in respect of its capital stock or other securities (other than dividends or distributions by any of its wholly owned subsidiaries. If Ralcorp acquires control of the Company, it currently intends that no dividends will be declared on the Shares prior to the Effective Time.

7.	Effect of Offer on Listing, Market for Shares and SEC Registration.

Possible Effects of the Offer on the Market for the Shares.  If the Offer is consummated but the Merger does not occur, the number of stockholders and the number of Shares that are still in the hands of the public may be so small that there will no longer be an active or liquid public trading market (or possibly any public trading market) for Shares held by stockholders other than Purchaser.

Purchaser cannot predict whether the reduction in the number of Shares that might otherwise trade publicly would have an adverse or beneficial effect on the market price for, or marketability of, the Shares or whether such reduction would cause future market prices to be greater or less than the price paid in the Offer. If the Merger is consummated, stockholders not tendering their Shares in the Offer (other than those properly exercising their appraisal rights) will receive cash in an amount equal to the price per Share paid in the Offer. Therefore, if the Merger takes place, the only difference between tendering and not tendering Shares in the Offer is that tendering stockholders will be paid earlier and will not have appraisal rights under Delaware law.

Stock Exchange Listing.  Depending upon the number of Shares purchased pursuant to the Offer, the Shares may no longer meet the requirements for continued listing on The NASDAQ Global Market. If, as a result of the purchase of Shares pursuant to the Offer, the Shares no longer meet the criteria for continued listing on the NASDAQ Global Market, the market for the Shares could be adversely affected. According to NASDAQ’s published guidelines, the Shares would not meet the criteria for continued listing on The NASDAQ Global Market if, among other things, the number of publicly held Shares were less than 750,000, the aggregate market value of the publicly held Shares were less than $5,000,000, the number of total stockholders of Shares were below 400 or there were fewer than two market makers for the Shares. If, as a result of the purchase of Shares pursuant to the Offer, the Shares no longer meet these criteria, the listing of Shares on The NASDAQ Global Market would be discontinued and the market for the Shares could be adversely affected.

If NASDAQ were to delist the Shares (which Ralcorp and Purchaser intend to cause the Company to seek if Ralcorp and Purchaser acquire control of the Company and the Shares no longer meet the criteria for continued listing on NASDAQ), it is possible that the Shares would continue to trade on another securities exchange or in the over-the-counter market and that price quotations for the Shares would be reported by other sources. The extent of the public market for the Shares and availability of such quotations would, however, depend upon such factors as the number of holders and the aggregate market value of the publicly-held Shares at such time, the interest in maintaining a market in the Shares on the part of securities firms and the possible termination of registration of the Shares under the Exchange Act.

Registration under the Exchange Act.  The Shares are currently registered under the Exchange Act. The purchase of the Shares pursuant to the Offer may result in the Shares becoming eligible for deregistration under the Exchange Act. Registration may be terminated upon application of the Company to the SEC if the Shares are neither listed on a national securities exchange nor held by 300 or more holders of record. Termination of the registration of the Shares under the Exchange Act, assuming there are no other securities of the Company subject to registration, would substantially reduce the information required to be furnished by the Company to holders of Shares and to the SEC and would make certain of the provisions of the Exchange Act, such as the short-swing profit recovery provisions of Section 16(b), the requirement to furnish a proxy statement pursuant to Section 14(a) in connection with a stockholders meeting and the related requirement to furnish an annual report to stockholders and the requirements of Rule 13e-3 under the Exchange Act with respect to “going private” transactions, no longer applicable to the Company. Furthermore, “affiliates” of the Company and persons holding “restricted securities” of the Company may be deprived of the ability to dispose of such securities pursuant to Rule 144 promulgated under the Securities Act of 1933, as amended. If registration of the Shares under the Exchange Act were terminated, the Shares would no longer be “margin securities” or eligible for stock exchange listing. We believe that the purchase of the Shares pursuant to the Offer may result in the Shares becoming eligible for deregistration under the Exchange Act, and it would be Ralcorp and Purchaser’s intention to cause the Company to terminate registration of the Shares under the Exchange Act as soon after consummation of the Offer as the requirements for termination of registration of the Shares are met.

If registration of the Shares under the Exchange Act is not terminated prior to the Merger, then the registration of the Shares under the Exchange Act and the listing of the Shares on NASDAQ will be terminated following the completion of the Merger.

Margin Regulations.  The Shares are currently “margin securities” under the regulations of the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”), which has the effect, among other things, of allowing brokers to extend credit on the collateral of such Shares. Depending upon factors similar to those described above regarding listing and market quotations, following the purchase of Shares pursuant to the Offer, the Shares might no longer constitute “margin securities” for the purposes of the Federal Reserve Board’s margin regulations and, therefore, could no longer be used as collateral for loans made by brokers.

8.	Certain Information Concerning the Company.

Except as specifically set forth herein, the information concerning the Company contained in this Offer to Purchase has been taken from or is based upon information furnished by the Company or its representatives or upon publicly available documents and records on file with the SEC and other public sources. The summary information set forth below is qualified in its entirety by reference to the Company’s public filings with the SEC (which may be obtained and inspected as described below) and should be considered in conjunction with the more comprehensive financial and other information in such reports and other publicly available information. Although neither Ralcorp nor Purchaser has any knowledge that any information included in the periodic reports, proxy statements and other information filed by the Company with the SEC is inaccurate, incomplete or untrue, such reports, statements and information were prepared by the Company, and neither Ralcorp nor Purchaser was involved in the preparation of such reports, statements and information.

General.  The Company is a Delaware corporation with its principal executive offices located at 4100 N. Mulberry Drive, Suite 200, Kansas City, Missouri 64116. The telephone number of its principal executive offices is (816) 584-5000. The Company produces and markets dry pasta in North America and has production, milling, and distribution facilities in Excelsior Springs, Missouri, Columbia, South Carolina, Tolleson, Arizona, and Verolanuova, Italy.

Available Information.  The Company is subject to the reporting requirements of the Exchange Act and, in accordance therewith, is obligated to file reports and other information with the SEC relating to its business, financial condition and other matters. Such reports, proxy statements and other information are available for inspection at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549-0213. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Copies of such materials also may be obtained upon payment of the SEC’s customary charges, at 100 F Street, N.E., Washington, D.C. 20549-0213, and information that the Company has filed with the SEC via the EDGAR system can be obtained electronically on the SEC’s website at http://www.sec.gov.

Company Projections.  In connection with Ralcorp’s due diligence review, the Company provided to Ralcorp certain projected and budgeted financial information concerning the Company. The Company does not as a matter of course make public long-term projections as to future revenues, earnings or other results due to, among other reasons, the uncertainty of the underlying assumptions and estimates. A summary of these internal financial forecasts is set forth below.

($ in millions, except per share data)

	Projected
	FY10E	FY11E	FY12E	FY13E	FY14E

Revenue	$569.8	$587.8	$601.7	$617.0	$636.2
% growth		3.2%	2.4%	2.5%	3.1%
Adjusted EBITDA(1)	$161.8	$168.0	$175.6	$180.4	$184.7
% margin	28.4%	28.6%	29.2%	29.2%	29.0%
Adjusted EPS(2)	$3.79	$4.06	$4.17	$4.21	$4.24
% growth		7.2%	2.6%	1.0%	0.7%
Unlevered Free Cash Flow(3)(4)	$138.6	$94.4	$99.7	$102.7	$105.2

(1)	Adjusted EBITDA figures exclude one time charges and include stock based compensation expense.

(2)	Adjusted EPS figures exclude one time charges and are fully taxed.

(3)	Unlevered free cash flow represents after-tax EBIT plus depreciation and amortization less capital expenditures less changes in other assets and liabilities less other charges.

(4)	Unlevered free cash flow in fiscal year 2010E includes an estimated $33.9 million of cash from change in deferred income tax.

Although Ralcorp and the Purchaser were provided with the projections summarized above, they did not base their analysis of the Company on these projections. The Company advised Ralcorp and the Purchaser that the inclusion of this information should not be regarded as an indication that any of the Company, Ralcorp, their respective representatives or any other recipient of this information considered, or now considers, it to be necessarily predictive of actual future results, nor should this information be relied on as such. None of the Company, Ralcorp or their respective affiliates assumes any responsibility for the accuracy of this information.

The projections were not prepared with a view toward complying with generally accepted accounting principles, the published guidelines of the SEC regarding projections or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. Neither the Company’s independent registered public accounting firm, nor any other independent accountants, have compiled, examined, or performed any procedures with respect to the prospective financial information contained herein, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and assume no responsibility for, and disclaim any association with, the prospective financial information. Furthermore, the unaudited prospective financial information does not take into account any circumstances or events occurring after the date it was prepared.

These projections are included herein only because such information was provided to Ralcorp in connection with its evaluation of a business combination transaction and should not be viewed as an admission or representation that they constitute material information of the Company. These financial projections were prepared by, and are the responsibility of, the Company’s management. The Company has advised Ralcorp that its internal financial forecasts (upon which the projections provided to Ralcorp were based in part) are, in general, prepared solely for internal use and is subjective in many respects and thus subject to interpretation. While presented with numeric specificity, the projections reflect numerous judgments, estimates and assumptions with respect to industry performance, general business, economic, regulatory, legal, market and financial conditions, as well as matters specific to the Company’s business, many of which are beyond the Company’s control. The continuing turmoil in general economic conditions also creates significant uncertainty around the projections. As a result, there can be no assurance that the prospective results will be realized or that actual results will not be significantly higher or lower than estimated. Since the projections cover multiple years, such information by its nature becomes subject to greater uncertainty with each successive year.

These projections do not give effect to the Offer or the Merger, or any alterations that Ralcorp’s management or board of directors may make to the Company’s operations or strategy after the completion of the Offer. Accordingly, there can be no assurance that the assumptions made by the Company in preparing the projections will be realized and actual results may be materially greater or less than those contained in the projections. The projections may differ from publicized analyst estimates and forecasts. The Company has made publicly available its actual results of operations for the quarter ended January 1, 2010 and for the quarter ended April 2, 2010. Stockholders should review the Company’s Quarterly Report on Form 10-Q for the quarter ended January 1, 2010 filed with the SEC and the Company’s Quarterly Report on Form 10-Q for the quarter ended April 2, 2010 filed with the SEC to obtain this information.

Readers of this Offer to Purchase are strongly cautioned not to place undue reliance on the projections set forth above. No representation is made by the Company, Ralcorp, Purchaser, their respective advisors or any other person to any stockholder regarding the information included in these projections or the ultimate performance of the Company compared to the information included in the above projections. The inclusion of the projections herein should not be regarded as an indication that the projections will be necessarily predictive of actual future events, and they should not be relied on as such.

All projections are forward-looking statements. These and other forward-looking statements are expressly qualified in their entity by the risks and uncertainties described above and the risk factors contained in Item 1A of the Company’s Annual Report on Form 10-K for its fiscal year ended October 2, 2009. Any provisions of the Private Securities Litigation Reform Act of 1995 that may be referenced in the Company’s Annual Report on Form 10-K are not applicable to any forward-looking statements made in connection with the Offer.

9.	Certain Information Concerning Ralcorp and Purchaser.

Ralcorp is a Missouri corporation incorporated on October 23, 1996. Its principal executive offices are located at 800 Market Street, Suite 2600, St. Louis, Missouri 63101. The telephone number of its principal executive offices is (314) 877-7000. Ralcorp is primarily engaged in manufacturing, distributing and marketing Post® branded cereals and a wide variety of store brand (private label) food products in the grocery, mass merchandise, drug and foodservice channels. Its products include: ready-to-eat and hot cereal products; nutritional and cereal bars; store brand and branded crackers and cookies; foodservice, store brand and branded frozen griddle products (pancakes, waffles, French toast and custom griddle products) and biscuits; foodservice and store brand breads, rolls and muffins; store brand wet-filled products such as salad dressings, mayonnaise, peanut butter, syrups, jams and jellies, and specialty sauces; and store brand and value branded snack nuts, snack mixes, corn-based snacks and chocolate candy. A significant portion of Ralcorp’s products are sold to customers within the United States.

Purchaser is a Delaware corporation incorporated on June 17, 2010, with its principal executive offices located at 800 Market Street, Suite 2600, St. Louis, Missouri 63101. The telephone number of its principal executive offices is (314) 877-7000. To date, Purchaser has engaged in no activities other than those incident to its formation and the commencement of the Offer. Purchaser is a wholly owned subsidiary of Ralcorp.

The name, business address, current principal occupation or employment, five year employment history and citizenship of each director and executive officer of Ralcorp and Purchaser and certain other information are set forth on Annex A hereto. None of Ralcorp and Purchaser and, to the knowledge of Ralcorp and Purchaser, after reasonable inquiry, none of the persons listed in Annex A has during the last five years (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws or a finding of any violation of U.S. federal or state securities laws.

Except as set forth elsewhere in this Offer to Purchase: (i) none of Ralcorp and Purchaser and, to the knowledge of Ralcorp and Purchaser, the persons listed in Annex A hereto or any associate or majority owned subsidiary of Ralcorp, Purchaser or of any of the persons so listed, beneficially owns or has a right to acquire any Shares or any other equity securities of the Company; (ii) none of Ralcorp and Purchaser and, to the knowledge of Ralcorp and Purchaser, the persons or entities referred to in clause (i) above has effected any transaction in the Shares or any other equity securities of the Company during the past 60 days; (iii) none of Ralcorp and Purchaser and, to the knowledge of Ralcorp and Purchaser, the persons listed in Annex A to this Offer to Purchase, has any contract, arrangement, understanding or relationship with any other person with respect to any securities of the Company (including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss or the giving or withholding of proxies, consents or authorizations); (iv) during the two years before the date of this Offer to Purchase, there have been no transactions between Ralcorp and Purchaser, Ralcorp’s subsidiaries or, to knowledge of Ralcorp and Purchaser, any of the persons listed in Annex A to this Offer to Purchase, on the one hand, and the Company or any of its executive officers, directors or affiliates, on the other hand, that would require reporting under SEC rules and regulations; and (v) during the two (2) years before the date of this Offer to Purchase, there have been no contracts, negotiations or transactions between Ralcorp, Purchaser, Ralcorp’s subsidiaries or, to Ralcorp’s and Purchaser’s knowledge, any of the persons listed in Annex A to this Offer to Purchase, on the one hand, and the Company or any of its subsidiaries or affiliates, on the other hand, concerning a merger, consolidation or acquisition, a tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets.

Pursuant to Rule 14d-3 under the Exchange Act, Ralcorp and Purchaser have filed with the SEC a Tender Offer Statement on Schedule TO (the “Schedule TO”), of which this Offer to Purchase forms a part, and exhibits to the Schedule TO. Additionally, Ralcorp is subject to the reporting requirements of the Exchange Act and, in accordance therewith, is obligated to file reports and other information with the SEC. The Schedule TO and the exhibits thereto, as well as other information filed by Purchaser with the SEC are available for inspection at the Public Reference Room at the SEC’s offices at 100 F Street, N.E., Washington, D.C. 20549-0213. Copies of such materials may be obtained upon payment of the SEC’s customary charges, at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549-0213 and information that Purchaser has filed with the SEC via the EDGAR system can be obtained electronically on the SEC’s website at http://www.sec.gov.

Purchaser does not believe its financial condition or the financial condition of Ralcorp is relevant to your decision whether to tender your Shares and accept the Offer because (i) the Offer is being made for all outstanding Shares solely for cash, (ii) consummation of the Offer is not subject to any financing condition, (iii) if the Offer is consummated, Purchaser expects to acquire all remaining Shares for the same case price in the Merger and (iv) Ralcorp will have, and will arrange for Purchaser to have, sufficient funds to purchase all Shares validly tendered and not properly withdrawn in the Offer and to acquire the remaining outstanding Shares in the Merger.

10.	Source and Amount of Funds.

Ralcorp will provide Purchaser with sufficient funds to pay for all Shares accepted for payment in the Offer or to be acquired in the Merger. Purchaser estimates that the total amount of funds necessary to purchase the entire equity interest in the Company pursuant to the Offer and the Merger will be approximately $1.2 billion, which will be used to pay stockholders of the Company and holders of the Company’s stock options, stock appreciation rights and restricted stock units. In addition, Purchaser and Ralcorp will pay other customary fees and expenses in connection with the Offer and the Merger. Ralcorp expects to fund all these payments from cash on hand, borrowings under our existing revolving credit facility, borrowings under our existing accounts receivable securitization program, a bridge loan facility (for which we have received a commitment letter) or the issuance of other debt or equity securities.

Bridge Loan Facility

On June 20, 2010, Ralcorp entered into a commitment letter (the “Commitment Letter”) with Credit Suisse AG and Credit Suisse Securities (USA) LLC (collectively, together with their respective affiliates, “CS”) pursuant to which CS has committed to provide a new 364-day senior bridge loan facility in an aggregate principal amount of up to $1 billion (the “Facility”). CS’s commitment under the Commitment Letter will be reduced dollar-for-dollar by the net cash proceeds received by Ralcorp or any of its subsidiaries from the consummation of any debt or equity offering subsequent to the date of the Commitment Letter. The Facility is available to finance the Offer and the Merger and to pay fees and expenses related thereto. Under the Commitment Letter, Credit Suisse Securities (USA) LLC will act as bookrunner and lead arranger for the bridge loan facility and Credit Suisse AG will act as sole administrative agent for the Facility. The documentation governing the Facility has not been finalized, and accordingly, the actual terms may differ from the description of such terms below.

Syndication.  The lead arranger will have a period of at least 20 consecutive business days to syndicate all or a portion of the Facility and Ralcorp has agreed to assist the lead arranger in connection with such syndication, including, without limitation, obtaining ratings from Standard & Poor’s Ratings Service (“S&P”) and Moody’s Investors Service, Inc. (“Moody’s”) that give pro forma effect to the Offer and the Merger.

Interest Rate.  The Facility is expected to be a 364-day facility with interest rates at LIBOR or, at Ralcorp’s option, an Alternate Base Rate, plus a margin, ranging from 2.50% to 7.50% for LIBOR-based loans and from 1.50% to 6.50% for Alternate Base Rate-based loans, depending upon the ratings of S&P and Moody’s for any class of non-credit enhanced long-term senior unsecured debt of Ralcorp (the “Public Debt Rating”) and the period of time that the bridge loans are outstanding.

Fees.  Ralcorp expects to pay a duration fee of 0.75% or 1.00%, depending on the Public Debt Rating, on the aggregate bridge loans outstanding as of the 90th day after the closing of the Offer, with increases of 0.50% with respect to such duration fee every 90 days thereafter on the aggregate bridge loans outstanding as of each date of determination until the maturity of the Facility. Additionally, Ralcorp expects to pay an undrawn commitment fee of 0.375% or 0.50% depending on the Public Debt Rating, on the unused portion of the Facility until the termination thereof.

Conditions to Initial Funding.  The initial borrowing under the Facility is conditioned on the satisfaction of conditions customary in similar transactions, including, without limitation:

•	The execution of final customary documentation.

•	The consummation of the Offer in accordance with applicable law and on the terms of the Commitment Letter, the Merger Agreement and the tender offer statement made available to the administrative agent prior to the commencement of the Offer.

•	No provision of the Merger Agreement or term or condition of the Offer having been amended, modified or waived in any respect materially adverse to the lenders without the prior written consent of the administrative agent.

•	Compliance with certain financial covenants after giving effect to the Offer and the Merger.

•	There not having been any event, occurrence, development or state of circumstances or facts that has had or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on the Company or Ralcorp.

Guarantees and Security.  All obligations of Ralcorp under the Facility will be unconditionally guaranteed by each existing and subsequently acquired or organized domestic subsidiary of Ralcorp that is required to guarantee the obligations of Ralcorp under the Credit Agreement dated as of July 18, 2008, among Ralcorp, the lenders party thereto and JPMorgan Chase Bank, N.A., as administrative agent (the “Revolving Credit Agreement”). The Facility will be secured (on an equal and ratable basis) by the same collateral which secures the Revolving Credit Agreement.

Representations, Warranties, Covenants and Events of Default.  The Facility will contain certain representations and warranties, certain affirmative covenants, certain negative covenants, certain financial covenants, certain conditions and events of default that are customarily required for similar financings. Such terms are expected to be substantially similar to those contained in the Revolving Credit Agreement.

Revolving Credit Facility

Ralcorp has $400 million of available borrowings under the Revolving Credit Agreement. Borrowings under the Revolving Credit Agreement incur interest at the Ralcorp’s choice of either LIBOR plus the applicable margin rate or the highest of the federal funds rate plus 0.50%, the prime rate, and the “Base CD Rate” plus 1%. Such borrowings are secured by 65% of the equity interests of certain of Ralcorp’s foreign subsidiaries and mature on July 18, 2011. The Revolving Credit Agreement calls for a commitment fee calculated as a percentage (currently 0.25%) of the unused portion, and contains certain representations, warranties, covenants, and conditions customary to credit facilities of this nature. The covenants include requirements that “EBIT” be at least three times “Consolidated Interest Expense”, and that “Total Debt” not exceed 3.75 times “Adjusted EBITDA” (each term as defined in the Revolving Credit Agreement).

Accounts Receivable Securitization Program

Ralcorp is a party to a Receivables Purchase Agreement dated as of September 25, 2001 with Ralcorp Receivables Corporation (“RRC”), Falcon Asset Securitization Corporation and Bank One, N.A. (as amended, the “Receivables Purchase

Agreement”) pursuant to which Ralcorp agrees to sell on an ongoing basis, all of the trade accounts receivable of certain of its subsidiaries to RRC, a wholly owned, bankruptcy-remote subsidiary. RRC can in turn sell up to $75.0 million of ownership interests in qualifying receivables to a bank commercial paper conduit. Ralcorp continues to service the receivables (with no significant servicing assets or liabilities) and remits collections to RRC, who remits the appropriate portion to the conduit as part of a monthly net settlement including the sale of an additional month of receivables. Covenants in the Receivables Purchase Agreement include requirements that “EBIT” be at least three times “Consolidated Interest Expense,” and that “Total Debt” not exceed 3.75 times “Adjusted EBITDA” (each term as defined in the Receivables Purchase Agreement). RRC’s only business activities relate to acquiring and selling interests in Ralcorp’s receivables. Upon the termination of the Receivables Purchase Agreement, the conduit would be entitled to all cash collections on RRC’s accounts receivable until its purchased interest has been repaid. The Receivables Purchase Agreement is renegotiated annually and will terminate in October 2010, unless again extended.

Ralcorp may decide to issue additional indebtedness in a public offering or in a Rule 144A or other private placement at various times in the future in order to enhance Ralcorp’s ability to finance, directly or indirectly, the purchase of the Shares pursuant to the Offer and the Merger and to pay fees and expenses related thereto or for other corporate purposes. The terms of any potential sale have not been determined. The Board of Directors of Ralcorp will determine the terms of any such sale and the securities offered therein at the time of the transaction. Any private sales of securities would not be registered under the Securities Act of 1933 and such securities could not be offered or sold in the United States absent registration or an applicable exemption from registration requirements. Any public offering would only be made by means of a prospectus.

11.	Background of the Offer; Past Contacts or Negotiations with the Company.

Ralcorp continually reviews its position in the private label and branded food manufacturing business to examine potential strategic business acquisitions consistent with its corporate strategies. Ralcorp’s operating and corporate management teams spend time identifying potential business acquisitions of interest to Ralcorp and regularly engage in discussions with companies that appear to be appropriate candidates for business combination.

At meetings of the Strategy and Financial Oversight Committee (the “Committee”) of the Board of Directors of Ralcorp held during August 2009, Ralcorp’s management discussed a possible business combination between the Company and Ralcorp. At these meetings, Ralcorp’s management presented the Committee with certain background information concerning the Company and its business.

On August 24, 2009, Kevin J. Hunt, Co-Chief Executive Officer and President of Ralcorp, contacted John P. Kelly, Chief Executive Officer, President and a director of the Company, to discuss Ralcorp’s interest in exploring a potential combination between Ralcorp and the Company.

On August 25, 2009, William P. Stiritz, Chairman of the Board of Directors of Ralcorp, sent a letter to William R. Patterson, Chairman of the Board of Directors of the Company, expressing Ralcorp’s interest in pursuing discussions with the Company regarding a potential business combination. Later that day, Mr. Patterson and Jonathan E. Baum, a director of the Company, contacted Mr. Stiritz to confirm receipt of his letter. During the conversation, Mr. Patterson stated that the Board of Directors of the Company was not actively soliciting offers for the Company.

In February 2010 and again in March 2010, the Committee met together with members of Ralcorp’s management team and representatives of Ralcorp’s financial advisor, Credit Suisse Securities (USA) LLC (“Credit Suisse”), to discuss the Company and its business and to consider certain valuation considerations. At the conclusion of a meeting on March 19, 2010, the Committee recommended that a special meeting of Ralcorp’s Board of Directors be called to discuss a potential business combination between the Company and Ralcorp.

Following the Committee meeting on March 19, 2010, Ralcorp engaged Bryan Cave LLP (“Bryan Cave”) to act as its legal counsel in connection with a potential acquisition of the Company.

On March 26, 2010, Ralcorp held a special meeting of its Board of Directors which also was attended by management and representatives of Ralcorp’s legal and financial advisors. At the conclusion of the meeting, Ralcorp’s Board of Directors directed management to proceed with an indication of interest of $47.00 per Share in cash.

On March 29, 2010, Mr. Hunt contacted Mr. Patterson to discuss a potential transaction between Ralcorp and the Company. During this conversation, Mr. Hunt informed Mr. Patterson of Ralcorp’s interest in acquiring the Company for $47.00 per Share in cash, representing a premium of 22% over the March 26, 2010 closing price of the Shares. Mr. Hunt stated that Ralcorp would require a period of exclusivity for detailed due diligence and the negotiation of definitive agreements. This indication of interest was confirmed in writing by letter dated March 29, 2010 from Mr. Stiritz to Mr. Patterson. In addition, Mr. Hunt suggested that Ralcorp would consider exploring the possibility of having two members of the Company’s Board of Directors join the Ralcorp Board of Directors if a transaction between the two companies were to be completed, subject to the normal procedures of Ralcorp’s Corporate Governance and Compensation Committee to ultimately determine whether to nominate any such individuals.

On March 30, 2010, Mr. Patterson contacted Ralcorp to confirm receipt of the March 29, 2010 letter and on March 30 and 31, 2010, Mr. Patterson informed each member of the Company’s Board of Directors of receipt of the letter and organized a telephone meeting of the Company’s Board of Directors for April 1, 2010.

On April 5, 2010, Mr. Patterson informed Mr. Hunt that the Company’s Board of Directors would be responding to the March 29, 2010 letter, but not in the time frame set forth in the March 29 letter. Mr. Patterson also told Mr. Hunt that he would update him after the April 23, 2010 meeting of the Company’s Board of Directors.

On April 23, 2010, the Company’s Board of Directors met in person to consider its response to Ralcorp’s March 29, 2010 indication of interest. HBS and Evercore reviewed several issues for the Company’s Board of Directors to consider determining whether, and if so how, the Company should move forward in negotiating a transaction with Ralcorp, including (i) the use of a pre-signing market check of possible interested buyers prior to signing a definitive agreement; (ii) negotiating a “go-shop” structure that would allow a party to pursue other buyers after a definitive agreement had been executed with another party; and (iii) maintaining a “fiduciary out” provision that would allow the consideration of other offers even after a definitive agreement was executed with a buyer. Evercore presented a detailed analysis of Ralcorp’s March 29, 2010 indication of interest and responded to questions from the directors. Following extensive discussion, the directors unanimously agreed to authorize the Negotiating Committee of the Board of Directors of the Company (the “Company Committee”) to provide Ralcorp access to additional information about the Company, including a presentation from the Company’s management, on the condition that Ralcorp execute a non-disclosure agreement, which would include a standstill provision and an employee non-solicitation provision to protect the Company.

On April 26, 2010, Messrs. Patterson and Baum called Mr. Hunt and informed him that the Company’s Board of Directors was not willing to accept Ralcorp’s offer of $47.00 per Share in cash. However, Mr. Patterson stated that, if Ralcorp were willing to execute a non-disclosure agreement and standstill agreement, the Company would be willing to share with Ralcorp certain confidential information about the Company’s business and to facilitate a meeting with members of the executive management teams of the Company and Ralcorp in order to enable Ralcorp to revise its offer.

Over the next few days the parties negotiated the substance and length of the standstill agreement and on May 3, 2010, Ralcorp and the Company executed a non-disclosure and 18 month standstill agreement.

On May 4, 2010, Ralcorp management met with the Company Committee and the Company’s management. At the meeting, the executive management team from the Company provided Ralcorp with information regarding its business.

On May 11, 2010, the Company formally engaged Evercore to act as its financial advisor in connection with the potential acquisition by Ralcorp. Husch Blackwell Sanders LLP (“HBS”) served as its legal counsel in connection with the potential acquisition by Ralcorp.

On May 12, 2010, Ralcorp held a special meeting of its Board of Directors which also was attended by management and representatives of Ralcorp’s legal and financial advisors. At the conclusion of the meeting, Ralcorp’s Board of Directors directed management to proceed with an indication of interest of $51.00 per Share in cash.

On May 12, 2010, in the process of the continuing negotiations, Mr. Hunt told Mr. Patterson that Ralcorp was revising its indication of interest in the Company from $47.00 per Share to $51.00 per Share in cash and was prepared to begin to conduct detailed due diligence. Mr. Hunt reiterated to Mr. Patterson that Ralcorp would require a period of exclusivity during which Ralcorp would conduct its due diligence and the parties would negotiate a definitive agreement. Mr. Hunt also stated that Ralcorp expected a customary termination, or break-up, fee in the event that the agreement was terminated by the Company to pursue a transaction with a third party making a superior proposal and was not willing to proceed unless the Company agreed to those conditions. This indication of interest was confirmed in writing by letter dated May 12, 2010 from Mr. Stiritz to Mr. Patterson.

On May 14, 2010, the Company’s Board of Directors met telephonically with HBS to review the terms of Ralcorp’s May 12, 2010 indication of interest and determined that a thorough discussion of the matter would be held at the upcoming Company’s Board of Directors meeting scheduled for May 17, 18 and 19, 2010 in Bergheim, Texas.

On May 17, 18 and 19, 2010, the Company’s Board of Directors held a series of meetings in person at Bergheim, Texas with HBS and various financial advisors to the Company, including Evercore. At the May 19 meeting, Evercore presented various financial analyses related to Ralcorp’s May 12, 2010 indication of interest. The Company’s Board of Directors discussed the Company’s growth prospects with or without acquisitions, and the operating, financial and implementation risk associated therewith. The Company’s Board of Directors also considered several other factors, including the substantial premium the Ralcorp offer represented over the market value of the Shares, the uncertainty of identifying and completing any acquisitions and the length of time associated therewith, the five-year projected operating results for the Company presented by management showing relatively low organic growth absent acquisitions, the likelihood that any financial buyer would be willing or able to pay a price for the Company above the Ralcorp offer, and the likelihood that a strategic buyer would be willing to pay a price for the Company above the Ralcorp offer or be able to conclude a purchase of the Company as a result of potential regulatory issues. During its discussions the Company’s Board of Directors also reviewed with Evercore and HBS various aspects of Ralcorp’s latest indication of interest. Following these discussions, the Company’s Board of Directors concluded that an exclusive negotiating period with Ralcorp was not available at the offer price of $51.00 per Share, that Ralcorp should provide its best offer in order to obtain an exclusive negotiating period, and that the Company’s Board of Directors would not accept a price of less than $53.00 per Share in cash.

On May 18, 2010, following the Company Board meeting, the Company Committee met with Evercore and HBS to discuss Ralcorp’s May 12, 2010 indication of interest to acquire the Company at $51.00 per Share, coupled with an exclusivity agreement. The Company Committee and its advisors held a lengthy discussion, including a review of the factors discussed at the Company’s Board of Directors meeting the day before. Following this discussion, the Company Committee authorized Evercore to communicate with Credit Suisse that the Company would not agree to enter into an exclusivity arrangement with Ralcorp at $51.00 per share and to seek from Ralcorp its best offer. The Company Committee informed Evercore that the Company’s Board of Directors would not accept a price below $53.00 per share in cash.

On May 19, 2010, Evercore advised Credit Suisse that the Company’s Board of Directors would only be willing to consider entering into a period of exclusivity with Ralcorp if Ralcorp increased its offer to $53.00 per share and proposed a break up fee of 2.75% of the equity value of the Company.

On May 20, 2010, Ralcorp held a regular meeting of its Board of Directors to discuss the response received from the Company and the Company’s willingness to consider entering into a period of exclusivity with Ralcorp if Ralcorp increased its offer to $53.00 per Share. The meeting also was attended by management and representatives of Ralcorp’s legal and financial advisors. At the conclusion of the meeting, Ralcorp’s Board of Directors agreed to revise its indication of interest and increase its offer to $53.00 per Share and directed management and Ralcorp’s advisors to respond to the Company with the revised valuation and a proposed termination fee of at least 3.00%. On May 20, 2010, Credit Suisse responded, after receiving direction from Ralcorp, that Ralcorp was willing to offer $53.00 per share in cash, but only with a break up fee of 3.75% and the agreement by the Company to forego any post-signing “go-shop” period. Over the next two days, Evercore and Credit Suisse continued discussions at the direction of their respective clients.

On the morning of May 21, 2010, discussions took place regarding the size of a termination fee that would be acceptable to the parties’ respective Boards of Directors. At the conclusion of these discussions, Evercore was advised that Ralcorp’s final and best offer was $53.00 cash per share, in exchange for which Ralcorp would require a break-up fee of 3.0% of the equity value of the Company, that the Company agree to an exclusive negotiating period through June 30, 2010, a no-solicitation provision, subject only to a fiduciary out based on the receipt by the Company of a superior proposal from a third party, and that the Company agree to forego any post-signing “go-shop” period in a transaction with Ralcorp. Ralcorp’s revised terms were confirmed in writing by letter dated May 21, 2010 from Mr. Skarie to Mr. Patterson.

During the afternoon of May 21, 2010, the Company’s Board of Directors met telephonically with Evercore and HBS to discuss Ralcorp’s revised terms. After further discussion, the Board authorized the Company Committee to proceed with negotiations.

On May 24, 2010, the Company Committee, Evercore and HBS discussed the next steps in proceeding with the negotiation of a potential transaction with Ralcorp, including the due diligence process. Following this discussion, the Company’s acceptance of Ralcorp’s May 21, 2010 indication of interest was confirmed in writing by letter dated May 24, 2010 from Mr. Patterson to Mr. Skarie.

On May 24, 2010, Ralcorp and the Company executed an agreement which provided Ralcorp with a period of exclusivity through the close of business on June 30, 2010 (the “Exclusivity Agreement”).

During the week of May 24, 2010, (i) the legal advisors of Ralcorp and the Company discussed the anticipated due diligence process and the proposed transaction structure as a two-step transaction with a tender offer followed by a merger, (ii) the Company received Ralcorp’s written due diligence requests, (iii) the Company prepared, and granted Ralcorp and its advisors access to, an electronic data room to facilitate more extensive legal and financial due diligence by Ralcorp, and (iv) Bryan Cave delivered a draft of the Merger Agreement to HBS and the Company.

On May 28, 2010, the Company Committee met with Evercore and HBS to discuss, among other things, (i) the due diligence process; (ii) the first draft of the Merger Agreement; (iii) an overview of the Hart-Scott-Rodino process; and (iv) the development of the Company’s customer and employee communication plans.

During the weeks of May 31 through June 14, 2010, representatives of Ralcorp reviewed the information and documents contained in the electronic data room, and the Company’s management conducted multiple telephonic and in-person meetings with representatives of Ralcorp in connection with Ralcorp’s due diligence review of the Company.

On June 1, 2010, the Company Committee met with Evercore and HBS. During this meeting, the Committee reviewed the key aspects of the proposed transaction, including comparing the timing aspects and implications of a two-step tender offer/merger transaction to a one-step merger transaction. Evercore discussed the current market for other potential buyers to purchase the Company, noting their view that although it was unlikely that other potential strategic buyers would be interested in the Company considering the financial terms of the transaction and current regulatory considerations, the transaction structure provided sufficient opportunity for a strategic buyer to make a competing offer. Evercore also advised the Company Committee that it was unlikely that a financial buyer would be interested in purchasing the Company given the significant premium represented by Ralcorp’s offer of $53.00 per share in cash. HBS also led a discussion to review the terms and conditions of the first draft of the Merger Agreement. The participants discussed the mechanics of the proposed two-step tender offer/merger transaction structure and the material transaction terms, including the representations, warranties and covenants of the Company and Ralcorp, and the Company’s fiduciary out and other termination and related termination fee provisions. After this discussion, the Company Committee determined that, if the Company were to move forward with the two-step tender offer/merger transaction structure, it should request from Ralcorp a reverse termination fee and an extended minimum tender offer period.

On June 4, 2010, representatives of HBS delivered, on behalf of the Company, comments to the Merger Agreement to representatives of Bryan Cave. From June 2, 2010 through June 20, 2010, the parties and their respective legal and financial advisors negotiated the terms of the Merger Agreement. During that period, numerous drafts of the Merger Agreement and related documentation were exchanged between the parties and the parties negotiated several key points, including the structure of the transaction as a two-step transaction, and, following the parties’ agreement to use a two-step transaction structure, the following issues: (i) the duration of the minimum tender offer period, (ii) the termination rights of the parties and the remedies available to each upon exercise of such termination rights, and (iii) the parties’ respective representations, warranties and covenants, including the terms of the proposed employee matters covenant.

On June 11, 2010, the Committee met, together with Ralcorp’s management and representatives of Credit Suisse, to discuss certain alternative financing scenarios with respect to the transaction.

From June 2, 2010 through June 20, 2010, Evercore, HBS and the Company Committee held several discussions of the issues being negotiated and on June 14, 2010 the Company Committee, Evercore and HBS met telephonically with the Company Board of Directors to review and discuss the status of the negotiations.

The parties’ negotiations continued over the next several days, during which the parties specifically negotiated the issue of a reverse break up fee if Ralcorp were unable to complete the transaction, the length of the tender offer period, the circumstances under which the Company would be able to change its recommendation of the transaction if it were to receive a proposal superior to Ralcorp’s offer, the representations and warranties of the Company and Ralcorp and the conditions to and termination rights of the parties related to the transaction. In addition, Ralcorp noted again its earlier willingness to consider adding two of the Company’s directors to the Ralcorp Board of Directors if the Merger were completed. The Company Committee instructed Evercore to inform Ralcorp that board seats were not an issue the Company Committee would consider in the course of the negotiations but that Ralcorp was free to discuss that issue with members of the Company’s Board of Directors following the Merger if it were completed, but not before. Evercore, HBS and Ralcorp also discussed the terms and conditions of Ralcorp’s financing commitment.

On June 20, 2010, the Company Committee met with Evercore and HBS and received a detailed review of the terms and conditions of the Merger Agreement and reviewed in detail the terms of Ralcorp’s financing commitment letter. At this meeting, the Company Committee determined to recommend that the Company’s Board of Directors approve the Merger Agreement.

On the evening of June 20, negotiations of the terms and conditions of the Merger Agreement were completed.

During the evening of June 20, 2010, the Company’s Board of Directors met in person with Evercore and HBS at the offices of HBS in Kansas City, Missouri to consider the proposed transaction. At this meeting, Evercore and HBS reviewed the principal terms of the proposed transaction and Evercore presented its financial analysis regarding the proposed transaction and delivered to the Company its oral opinion, later confirmed in writing, to the effect that, as of June 20, 2010, and based on and subject to the assumptions made, matters considered and limitations on the scope of review undertaken by Evercore as set forth therein, the $53.00 per share in cash to be received by the holders of the Shares pursuant to the transaction was fair, from a financial point of view, to such holders. During the course of the presentation, Evercore responded to questions from the Company’s Board of Directors confirming and clarifying their understanding of the analyses performed and opinion rendered by Evercore.

After discussion regarding the terms of the transaction, the Company’s Board of Directors unanimously (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are fair to, and in the best interests of, the Company and its stockholders, (ii) duly approved and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, and (iii) recommended that Company stockholders accept the Offer, tender their Shares to Purchaser pursuant to the Offer, and, if required by law, adopt the Merger Agreement, and approve the Merger.

On June 20, 2010, Ralcorp held a special meeting of its Board of Directors to consider the proposed transactions. The meeting was also attended by management and representatives of Ralcorp’s legal and financial advisors. After discussion of the terms of the proposed transactions, the Merger Agreement and the proposed transactions were unanimously approved by the Board of Directors of Ralcorp.

Following the approval of the transaction by the respective Boards of Directors on June 20, 2010, the Merger Agreement and other transaction-related documents were signed and, on the morning of June 21, 2010, Ralcorp and the Company issued a joint press release announcing the execution of the Merger Agreement.

On June 24, 2010, Purchaser commenced the Offer.

The Company’s Schedule 14D-9, which will be filed by the Company with the SEC and mailed to the Company’s stockholders with this Offer to Purchase, includes additional information on the background, negotiations and other activities related to potential business combination transactions involving the Company and parties other than Ralcorp. See the section titled “Background and Reasons for the Board’s Recommendation” in Item 4 of the Schedule 14D-9.

12.	Purpose of the Offer; The Merger; Plans for the Company.

Purpose.  The purpose of the Offer and the Merger is to acquire control of, and the entire equity interest in, the Company. The purpose of the Merger is for Purchaser to acquire all of the shares of common stock of the Company not purchased pursuant to the Offer. If the Offer is successful, Purchaser and Ralcorp intend to consummate the Merger as promptly as practicable. Holders of Shares who sell their Shares in the Offer will cease to have any equity interest in the Company and to participate in any future growth in the Company. If the Merger is completed, the holders of shares of common stock of the Company immediately prior to the Merger (other than Purchaser) will no longer have an equity interest in the Company and instead will have only the right to receive the cash consideration according to the Merger Agreement or, to the extent that holders of shares of common stock of the Company are entitled and properly exercise appraisal rights under Delaware law, the “fair value” of their shares of Company common stock as determined by the Delaware Court of Chancery. Upon consummation of the Merger, the Company will become a wholly owned subsidiary of Ralcorp. The Offer is being made pursuant to the Merger Agreement.

Approval.  Under Delaware law, the approval of the Board of Directors of the Company and the affirmative vote of the holders of a majority of the outstanding Shares may be required to approve and adopt the Merger Agreement and the transactions contemplated thereby, including the Merger. At a meeting held on June 20, 2010, the Board of Directors of the Company unanimously approved and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, and, unless the Merger is consummated pursuant to the short-form merger provisions under Delaware law described below, the only remaining required corporate action of the Company is the adoption of the Merger Agreement by the affirmative vote of the holders of at least a majority of the outstanding Shares. If the Minimum Condition is satisfied, Purchaser will take all necessary and appropriate action to cause a short-form merger under Delaware law as described below, assuming Purchaser then owns at least 90% of the outstanding Shares. Such action may include Purchaser’s exercising the Top-Up Option, which is discussed below in Section 13 — “The Merger Agreement.”

Pursuant to the Merger Agreement, the Company has agreed to promptly call and hold a meeting of the Company’s stockholders for purposes of voting on the approval and adoption of the Merger Agreement and the Merger if stockholder approval is required under Delaware law to consummate the Merger.

Board Representation.  See Section 13 — “The Merger Agreement” in this Offer to Purchase. Ralcorp intends to exercise its rights under the Merger Agreement to obtain pro rata representation on the Board of Directors of the Company following consummation of the Offer. It is currently anticipated that Ralcorp will choose its designees to the Company’s Board of Directors from among the following: Kevin J. Hunt, David P. Skarie, Thomas S. Granneman, Scott Monette and Gregory A. Billhartz. Purchaser expects that such representation would permit Purchaser to exert substantial influence over the Company’s conduct of its business and operations.

Short-Form Merger.  Under Delaware law, if Purchaser acquires at least 90% of the outstanding Shares, Purchaser will be able to approve the Merger without a vote of the Company’s stockholders. Accordingly, if as a result of the Offer, the exercise of the Top-Up Option or otherwise, Purchaser directly or indirectly owns at least 90% of the outstanding Shares, Purchaser and Ralcorp anticipate that they will effect the Merger without prior notice to, or any action by, any other stockholder of the Company if permitted to do so under Delaware law. In such event, Ralcorp and Purchaser anticipate that they will take all necessary and appropriate action to cause the Merger to become effective as soon as reasonably practicable after acquisition of at least 90% of the Shares, without a meeting of the Company’s stockholders. However, if Purchaser does not acquire at least 90% of the outstanding Shares pursuant to the Offer, the exercise of the Top-Up Option or otherwise and a vote of the Company’s stockholders is required under Delaware law, a significantly longer period of time would be required to effect the Merger.

Rule 13e-3.  The SEC has adopted Rule 13e-3 under the Exchange Act, which is applicable to certain “going private” transactions and under certain circumstances may be applicable to the Merger or another business combination following the purchase of Shares pursuant to the Offer or otherwise in which Purchaser seeks to acquire the remaining Shares not held by it. Purchaser believes, however, that Rule 13e-3 will not be applicable to the Merger if the Merger is consummated within one year after the Expiration Date at the same per Share price as paid in the Offer. If applicable, Rule 13e-3 requires, among other things, that certain financial information concerning the Company and certain information relating to the fairness of the proposed transaction and the consideration offered to minority stockholders in such transaction be filed with the SEC and disclosed to stockholders prior to consummation of the transaction.

Plans for the Company.  Purchaser and Ralcorp have commenced an integration review and planning process in order to consider the manner and timing of the integration of the business and operations of Ralcorp and the Company following the completion of the Merger. The integration planning process will include a review of the Company, including, without limitation, its business, operations, properties, assets, products, management, capitalization, personnel, systems and related matters with a view to maximizing the Company’s potential in conjunction with Ralcorp’s operations. This integration planning process will continue throughout the pendency of the Offer and the Merger, but will not be implemented until the completion of the Merger. Possible changes could include changes in the Company’s capitalization, board of directors and/or management.

If, for any reason following completion of the Offer, the Merger is not consummated, Ralcorp and Purchaser reserve the right to acquire additional Shares through private purchases, market transactions, tender or exchange offers or otherwise on terms and at prices that may be more or less favorable than those of the Offer, or, subject to any applicable legal restrictions, to dispose of any or all Shares acquired by Purchaser or Ralcorp.

Extraordinary Corporate Transactions.  Except as described in this Offer to Purchase, Ralcorp and Purchaser have no present plans or proposals that would relate to or result in an extraordinary corporate transaction involving the Company or any of its subsidiaries (such as a merger, reorganization, liquidation, relocation of any operations or sale or other transfer of a material amount of assets), any change in the board of directors or management of the Company, any material change in the Company’s capitalization or dividend policy or any other material change in the Company’s corporate structure or business.

13.	The Merger Agreement.

The following is a summary of the material provisions of the Merger Agreement, a copy of which has been filed as an exhibit to the Schedule TO that Ralcorp and Purchaser have filed with the SEC. This summary is qualified in its entirety by reference to the Merger Agreement, which is incorporated by reference herein. The Merger Agreement may be examined and copies may be obtained in the manner set forth in Section 9 — “Certain Information Concerning Ralcorp and Purchaser.”

The Offer.  The Merger Agreement provides for the making of the Offer by Purchaser as promptly as practicable, but in no event later than ten business days after the date of the Merger Agreement (or such later date as the parties may mutually agree in writing). See Section 1 — “Terms of the Offer.” The Merger Agreement obligates Purchaser, subject to applicable securities laws and the satisfaction of the conditions set forth in Section 15 — “Conditions to Purchaser’s Obligations,” to accept for payment and pay for, as promptly as practicable after the expiration of the Offer, all Shares validly tendered immediately prior to the expiration date and not withdrawn pursuant to the Offer. The Merger Agreement provides that each stockholder of the Company who tenders Shares in the Offer will receive the Offer Price (without interest and less any required withholding taxes) for each Share tendered. If the Merger Agreement is terminated pursuant to its terms (see the “Termination” section below), Purchaser shall, and Ralcorp shall cause Purchaser to, promptly terminate the Offer and shall not acquire Shares pursuant thereto. If the Offer is terminated by Purchaser, or the Merger Agreement is terminated pursuant to its terms prior to the acquisition of Shares in the Offer, Purchaser shall promptly return, and shall cause any depositary acting on behalf of Purchaser to return, in accordance with applicable law, all tendered Shares that have not been purchased in the Offer to the registered holders thereof.

Purchaser expressly reserves the right to waive any of the conditions to the Offer set forth in Section 15 — “Conditions to Purchaser’s Obligations” and to make any change in the terms of or conditions to the Offer; provided that, without the prior consent of the Company, it will not:

•	waive or amend the Minimum Condition;

•	make any change in the form of consideration;

•	decrease the Offer Price;

•	decrease the number of Shares sought in the Offer; or

•	impose any conditions to the Offer other than those set forth in the Merger Agreement or modify any of such conditions in any manner materially adverse to the holders of Shares (See Section 15 — “Conditions to Purchaser’s Obligations”).

Extensions of the Offer.

•	If any of the conditions set forth in Section 15 — “Conditions to Purchaser’s Obligations” are not satisfied or waived on any scheduled expiration date, Purchaser shall extend the Offer for one or more periods (each in the reasonable judgment of Purchaser for the minimum period of time reasonably expected by Purchaser to be required to satisfy such conditions but in any event not in excess of 20 business days each) until such conditions are satisfied or waived; and

•	without the consent of the Company, Purchaser shall have the right to extend the Offer for any period required by any rule, regulation, interpretation or position of the SEC or its staff applicable to the Offer or any period required by applicable law;

provided that, in each case, (i) if at the initial expiration date all of the conditions set forth in Section 15— “Conditions to Purchaser’s Obligations,” except for the Minimum Condition, are satisfied or have been waived, Purchaser will only be required to extend the Offer and its expiration date beyond the initial expiration date for one or more additional periods not to exceed an aggregate of twenty business days, and (ii) Purchaser is not required to extend the Offer beyond October 15, 2010.

Notwithstanding the foregoing, Purchaser’s ability and obligation to extend the Offer is subject to the parties’ rights to terminate the Merger Agreement in accordance with its terms.

During any such extension, all Shares previously tendered and not withdrawn will remain subject to the Offer and subject to your right to withdraw your Shares. Stockholders of the Company may withdraw their Shares previously tendered at any time prior to the expiration date. See Section 4 — “Withdrawal Rights” in this Offer to Purchase.

Subsequent Offering Period.  Following the expiration of the Offer, Purchaser may, in its sole discretion, provide for a subsequent offering period within the meaning of Rule 14d-11 under the Exchange Act. A subsequent offering period is an additional period of time to solicit more Shares that begins after Purchaser has accepted all Shares already tendered. During the subsequent offering period, if any, stockholders may tender (but not withdraw) their Shares and receive the Offer Price.

Recommendation of the Company’s Board of Directors.  At a meeting duly called and held on June 20, 2010, the Company’s Board of Directors unanimously: (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are advisable, fair to and in the best interests of the Company and its stockholders; (ii) approved the Merger Agreement and approved the transactions contemplated thereby, including the Offer and the Merger, in accordance with the requirements of Delaware law; and (iii) resolved to recommend that the Company’s stockholders accept the Offer, tender their Shares to Purchaser in the Offer and, if required by applicable law, adopt the Merger Agreement and approve the Merger. In addition, the Company’s Board of Directors unanimously took all other actions necessary to exempt the Offer, the Merger, the Merger Agreement and the transactions contemplated thereby from the restrictions on “business combinations” contained in Section 203 of the Delaware General Corporation Law (the “DGCL”), and the restrictions of any “fair price,” “moratorium,” “control share acquisition,” “interested stockholder,” “business combination,” or similar statute or regulation promulgated by a governmental authority.

Top-Up Option.  As part of the Merger Agreement, the Company has granted to Purchaser an irrevocable option (the “Top-Up Option”) to purchase from the Company up to a number of authorized and unissued Shares at a per Share purchase price equal to the Offer Price that, when added to the number of Shares owned by Purchaser at the time of exercise of the Top-Up Option, results in Purchaser owning one more Share than 90% of the number of shares of each class of the Company capital stock then outstanding that, absent Section 253 of the DGCL, would be entitled to vote on the Merger after the issuance of all Shares to be issued upon exercise of the Top-Up Option, calculated on a fully diluted basis (assuming conversion or exercise of all derivative securities or other rights to acquire Company common stock regardless of the conversion or exercise price, the vesting schedule or other terms and conditions thereof), or, as may be elected by Ralcorp, on a primary basis at the Effective Time (as defined below in the section entitled “The Merger”). The Top-Up Option may be exercised by Purchaser, in whole or in part, at any time following the Acceptance Time (as defined below in the section entitled “Board of Directors”), or if any subsequent offering period is provided, following the expiration date of the subsequent offering period.

The Top-Up Option will not be exercisable to the extent (i) the number of Shares issuable would exceed the number of authorized but unissued Shares or (ii) any provision of applicable law (including, without limitation, applicable rules and regulations of NASDAQ) shall prohibit such exercise or delivery of the Shares purchased pursuant to the Top-Up Option. If the Top-Up Option is exercised by Purchaser (resulting in Purchaser and/or Ralcorp owning 90% or more of the Shares), Purchaser will then be able to effect, subject to the terms and conditions of the Merger Agreement, a short-form merger under Delaware law. The Company and Purchaser will cooperate to ensure that the issuance of Shares pursuant to the Top-Up Option is accomplished consistent with all applicable legal requirements of all governmental authorities, including the availability of an applicable exemption from registration of the issuance of Shares purchased pursuant to the Top-Up Option under the Securities Act of 1933, as amended.

Board of Directors.  Effective upon the payment for Shares accepted during the Offer (the “Acceptance Time”) and from time to time thereafter, Ralcorp shall be entitled to designate the number of directors, rounded up to the next whole number, to serve on the Board of Directors of the Company, that equals the product of, (i) the total number of directors on the Board of Directors of the Company (giving effect to the election of any additional directors pursuant to this Section) and (ii) the percentage that the number of Shares beneficially owned by Ralcorp and/or Purchaser Sub (including Shares accepted for payment in the Offer and any Shares issued pursuant to the Top-Up Option) bears to the total number of Shares outstanding. The Company will use reasonable best efforts to cause Ralcorp’s designees to be seated or appointed to the Company’s Board of Directors, including by increasing the number of directors and seeking and accepting resignations of incumbent directors (with such method to be by the election of Ralcorp, including the selection of the individuals designated after resignation). The Company will also cause individuals designated by Ralcorp to constitute the number of members, rounded up to the next whole number, on each committee of the Board of Directors of the Company and, as requested by Ralcorp, the board of directors of each subsidiary of the Company (and each committee thereof) that represents the same percentage as such individuals represent on the Board of Directors of the Company.

Without limiting the foregoing, the Merger Agreement further provides that following the election or appointment of Ralcorp’s designees to the Company’s Board of Directors and until the Effective Time, the Company shall use its commercially reasonable efforts to ensure that at least three of the members of the Board of Directors of the Company shall be directors of the Company who were directors of the Company as of the date of the Merger Agreement and are “independent directors” of the Company for purposes of NASDAQ Rule 5605 as in effect on the date of the Merger Agreement (the “Continuing Directors”) and such directors shall constitute a committee of the Company’s Board of Directors, provided that if there shall be in office fewer than three Continuing Directors for any reason, the committee of Continuing Directors shall fill such vacancy, and such person shall be deemed to be a Continuing Director for all purposes of the Merger Agreement and shall constitute a committee of the Board of Directors, or if no Continuing Directors then remain, the other directors then in office shall designate three persons who are not directors, officers, employees, or affiliates of Ralcorp or Purchaser and who are “independent directors” of the Company for purposes of NASDAQ Rule 5605 as in effect on the date hereof, and such persons shall be deemed to be Continuing Directors for all purposes of the Merger Agreement. So long as there is at least one member of the Continuing Director committee, the approval of a majority of the members of the committee of Continuing Directors (or the sole member of such committee if there shall be only one Continuing Director) shall be required to authorize (and such authorization shall constitute the authorization of the Board of Directors of the Company and no other action on the part of the Company, including any action by any other director of the Company, shall be required to authorize except to the extent otherwise provided by applicable law) (a) any termination of the Merger Agreement by the Company, (b) any amendment of the Merger Agreement requiring action by the Board of Directors of the Company, (c) any extension of time for performance of any obligation or action under the Merger Agreement by Ralcorp or Purchaser, (d) any waiver of compliance with any of the agreements or conditions contained in the Merger Agreement for the benefit of the Company and (e) any exercise of the Company’s rights or remedies under the Merger Agreement.

The parties shall use their commercially reasonable efforts to ensure that, following the election or appointment of Ralcorp’s designees pursuant to the paragraphs above and until the Effective Time, each committee of the Board of Directors of the Company that is required by NASDAQ or the federal securities laws to be comprised solely of, or a majority of, Continuing Directors shall be so comprised; provided, however, that in such event, if the number of Continuing Directors shall be reduced below the number of directors as may be required by such rules or securities laws for any reason whatsoever, the remaining Continuing Director(s) shall be entitled to designate persons meeting the foregoing criteria to fill such vacancies who shall be deemed to be Continuing Directors for purposes of the Merger Agreement or, if no other Continuing Director then remains, the other directors then in office shall designate such number of directors as may be required by the applicable listing and corporate governance rules and regulations of NASDAQ and the federal securities laws persons to fill such vacancies who are not directors, officers, employees or affiliates of Ralcorp or Purchaser as may be required by the applicable listing and corporate governance rules and regulations of NASDAQ and the federal securities laws, and such persons shall be deemed to be Continuing Directors for all purposes of the Merger Agreement.

The Merger.  The Merger Agreement provides that at the Effective Time, Purchaser will be merged with and into the Company in accordance with Delaware law. Following the Merger, the separate existence of Purchaser will cease, and the Company will continue as the surviving corporation (the “Surviving Corporation”).

In the Merger, each issued and outstanding share of Common Stock of the Company (other than shares of Company common stock held by the Company or any of its subsidiaries or owned by Ralcorp or any of its subsidiaries, which will automatically be cancelled) will automatically be cancelled and will be converted into and become a right to receive the Offer Price without interest and less any required withholding taxes. The Merger Agreement further provides that the closing of the Merger (the “Closing”) will take place as soon as practicable, but in no event later than the third business day, after satisfaction or waiver of the conditions set forth in the section entitled “Conditions to the Merger” below or such later date as may be determined by Ralcorp and the Company. At the Closing, Purchaser and the Company will file a Certificate of Merger with the Secretary of State of the State of Delaware and will make all other filings or recordings required under Delaware law in connection with the Merger. The Merger will become effective at such time as the Certificate of Merger is duly filed (the effective time or such later time as is specified in the Certificate of Merger and as is agreed to by the parties, being hereinafter referred to as the “Effective Time”).

Short-Form Merger.  If at any time after the Acceptance Time, Ralcorp, Purchaser or any other subsidiary of Ralcorp collectively owns at least 90% of the outstanding Shares, the parties will take all actions necessary and appropriate to cause the Merger to become effective as soon as practicable without a meeting of the Company’s stockholders in accordance with Delaware law.

Equity Awards.  At or immediately prior to the Effective Time, each outstanding option to purchase Shares under any employee stock option or compensation plan or arrangement of the Company, whether or not exercisable or vested, will be cancelled, and the Company will pay to each former holder of any such option, at or promptly after the Effective Time, an amount in cash determined by multiplying (i) the excess, if any, of the consideration to be paid for the Merger over the applicable exercise price of such option by (ii) the number of Shares such holder could have purchased (assuming full vesting of all stock options of the Company) had such holder exercised such stock option in full immediately prior to the Effective Time.

At or immediately prior to the Effective Time, each outstanding restricted Share of the Company will vest and become free of such other lapsing restrictions as of the Effective Time and, as of the Effective Time, be cancelled and converted into the right to receive the Offer Price.

At or immediately prior to the Effective Time, each outstanding stock appreciation right entitling the holder thereof the right to receive Shares (or a cash payment determined in relation to the value thereof) upon exercise issued pursuant to any employee stock option or compensation plan or arrangement of the Company, whether or not exercisable or vested, will be cancelled, and the Company will pay to each former holder of any such right, at or promptly after the Effective Time, an amount in cash determined by multiplying (i) the excess, if any, of the consideration to be paid as a result of the Merger over the applicable exercise price of such right by (ii) the number of Shares subject to such stock appreciation right (assuming full vesting of all stock appreciation rights).

Adjustments.  The Merger Agreement provides that if, during the period between the date of the Merger Agreement and the Effective Time, any change in the outstanding shares of capital stock of the Company shall occur, as a result of any reclassification, recapitalization, stock split (including reverse stock split), merger, combination, exchange or readjustment of Shares, subdivision or other similar transaction, or any stock dividend thereon with a record date during such period, the Offer Price, the consideration to be paid as a result of the Merger and any other amounts payable pursuant to the Merger Agreement shall be appropriately adjusted to eliminate the effect of such event on the Offer Price, the consideration to be paid as a result of the Merger or any such other amounts payable pursuant to the Merger Agreement.

Representations and Warranties.  In the Merger Agreement, the Company has made representations and warranties to Ralcorp and Purchaser, including representations relating to: corporate organization and qualifications; corporate authorization; governmental authorization; non-contravention; capitalization; subsidiaries; SEC filings, internal controls and compliance with the Sarbanes-Oxley Act of 2002; financial statements; the Company’s disclosure documents (including information to be included in the Schedule 14D-9, the proxy or information statement (if required) and other documents to be filed by the Company in connection with the transactions contemplated by the Merger Agreement); the absence of certain changes to the Company’s business; the absence of undisclosed material liabilities; litigation; compliance with applicable laws; material contracts; taxes; employee benefit plans and employment arrangements; intellectual property; information technology; properties; assets; environmental matters; quality and safety of products; antitakeover statutes; foreign operations and U.S. and foreign export/import controls; the opinion of the Company’s financial advisor; and finders’ fees. Ralcorp has made representations and warranties to the Company with respect to, among other matters: Ralcorp’s corporate existence and power; corporate authorization; governmental authorization; non-contravention; Ralcorp’s disclosure documents (including information to be included in the Offer documents and other documents to be filed in connection with the transactions contemplated by the Merger Agreement); financing of the transactions contemplated by the Merger Agreement; finders’ fees; operations and assets of Purchaser; and ownership of Shares. The representations and warranties are subject to limitations and qualifications agreed upon by the contracting parties.

The representations and warranties will not survive the Effective Time or, except as otherwise provided under “Termination” below, the termination of the Merger Agreement.

Operating Covenants of the Company.  Pursuant to the Merger Agreement, from the date of the Merger Agreement until the earlier of the Effective Time and the date, if any, on which the Merger Agreement is terminated, the Company will, and will cause each of its subsidiaries to, conduct its business in the ordinary course consistent with past practices and in material compliance with all applicable laws and all governmental authorizations, and use its reasonable best efforts to preserve intact its present business organization, maintain in effect all of its permits, licenses, consents, franchises, approvals and authorizations, keep available the services of its directors, officers, and employees and maintain satisfactory relationships with its customers, lenders, suppliers and others having material business relationships with it, in all respects in the ordinary course consistent with past practices. The Merger Agreement also contains specific restrictive covenants as to certain activities of the Company until the earlier of the Effective Time and the date, if any, on which the Merger Agreement is terminated, that are not permitted without the prior written consent of Ralcorp, which restrictive covenants provide that, subject to certain exceptions, the Company will not, and will not permit any of its subsidiaries to, among other things:

•	amend its articles of incorporation, bylaws or other organizational documents (whether by merger, consolidation or otherwise);

•	split, combine or reclassify any shares of its capital stock; declare, set aside or pay any dividend or make any other distribution in respect of its capital stock or other securities; redeem, repurchase, cancel or otherwise acquire or offer to redeem, repurchase, or otherwise acquire any securities of the Company or securities of any subsidiary of the Company; issue, deliver or sell, or authorize the issuance, delivery or sale of, any security of the Company or any securities of a subsidiary of the Company (other than pursuant to the exercise of stock options or stock appreciation rights); or amend any term of any security of the Company or any security of a subsidiary of the Company (whether by merger, consolidation or otherwise);

•	incur any capital expenditures or any obligations or liabilities in respect thereof, except for (i) those contemplated by the capital expenditure budget for the fiscal year 2010, and (ii) any unbudgeted capital expenditures relating to the fiscal year 2010, not to exceed $500,000 individually or $2,500,000 in the aggregate;

•	acquire (including by merger, consolidation, acquisition of stock or assets) any interest in any corporation, partnership, other business organization or any division thereof, or any material amount of assets from any other person; merge or consolidate with any other person; or adopt a plan of complete or partial liquidation, dissolution, recapitalization or restructuring;

•	sell, lease, license or otherwise dispose of any material subsidiary or any material amount of assets, securities or property, except pursuant to existing material contracts or commitments disclosed in the schedules to the Merger Agreement, and in the ordinary course of business consistent with past practices in an amount not to exceed $2,500,000 in the aggregate;

•	create or incur any lien on any material asset other than any immaterial lien incurred in the ordinary course of business consistent with past practices;

•	make any loan, advance or investment, capital contributions, property transfers, or purchase any property or assets of any person other than investments in its wholly owned subsidiaries made in the ordinary course of business consistent with past practices;

•	create, incur, assume, suffer to exist or otherwise be liable with respect to any indebtedness for borrowed money or guarantees, other than in the ordinary course of business on terms consistent with past practices in an amount not to exceed $2,500,000 in the aggregate, provided that all such indebtedness for borrowed money must be prepayable at any time by the Company without penalty or premium;

•	enter into, terminate or amend in any material respect any material contract or waive any material right thereunder other than in the ordinary course of business consistent with past practice;

•	terminate, renew, suspend, abrogate, amend or modify in any material respect any material government license approval or other consent (including variances, exceptions and orders) necessary to the operation of the businesses of the Company and its subsidiaries, other than in the ordinary course of business consistent with past practices;

•	except as may be contemplated by the Merger Agreement, (i) grant or increase any severance or termination pay to (or amend any existing arrangement with) any of the Company’s or any of its subsidiaries’ directors, officers or employees, other than as required pursuant to existing employee plans, (ii) increase benefits payable under any existing severance or termination pay policies or employment agreements existing as of the date of the Merger Agreement, (iii) enter into any employment, deferred compensation or other similar agreement (or any amendment to any such existing agreement) with any director, officer or employee of the Company or any of its subsidiaries, (iv) establish, adopt or amend (except as required by applicable law) any collective bargaining, bonus, profit sharing, thrift, pension, retirement, deferred compensation, severance, compensation, stock option, restricted stock or other benefit plan or arrangement covering any of the Company’s or any of its subsidiaries’ directors, officers, or employees, or (v) increase the compensation, bonus or other benefits payable to any of the Company’s or any of its subsidiaries’ directors, executives or, other than in the ordinary course of business consistent with past practices not to exceed an amount equal to 3.5% of total base salaries for non-executive employees;

•	make any change in any method of accounting or accounting principles or practice, except for any change required by reason of a concurrent change in U.S. generally accepted accounting principles or Regulation S-X promulgated under the Exchange Act, as approved by its independent public accountants;

•	settle, or offer or propose to settle, (i) any litigation, investigation, arbitration, proceeding or other claim involving or against the Company or any of its subsidiaries that is material to the Company and its subsidiaries, taken as a whole or involving a payment by the Company or its subsidiaries in excess of $500,000, (ii) any stockholder litigation or dispute against the Company or any of its officers or directors or (iii) any litigation, arbitration, proceeding or dispute relating to the transactions contemplated by the Merger Agreement;

•	grant any license with respect to the Company’s intellectual property other than non-exclusive licenses in the ordinary course of business consistent with past practices or take any action or omit to take any action that would reasonably be expected to cause any of the Company’s intellectual property to become invalidated, unenforceable, abandoned or dedicated to the public domain;

•	pay, discharge or satisfy any claims, liabilities or obligations (absolute accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge or satisfaction, in the ordinary course of business and consistent with past practices, of liabilities reflected or reserved against in the financial statements of the Company or incurred in the ordinary course of business and consistent with past practices;

•	fail to use reasonable efforts to maintain existing material insurance policies or comparable replacement policies to the extent available for a similar reasonable cost;

•	take any action that would make any representation or warranty of the Company in the Merger Agreement inaccurate in any material respect at, or as of any time before, the Effective Time or would materially delay the Closing;

•	except as required by applicable law, (i) make any material tax election, or take any material position on any material tax return filed on or after the date of the Merger Agreement, or adopt any material accounting method that is inconsistent with elections made, positions taken or methods used in preparing or filing similar tax returns in prior periods or (ii) settle or resolve any material tax controversy;

•	enter into any lease or sublease of real property or change, terminate or fail to exercise any right to renew any lease or sublease of real property; or

•	agree, resolve or commit to do any of the foregoing.

Stockholder Meeting.  The Merger Agreement provides that the Company will, if the adoption of the Merger Agreement by the Company’s stockholders is required by applicable law in order to consummate the Merger, hold a meeting of its stockholders for the purpose of voting on the approval and adoption of the Merger Agreement and the Merger, and will, subject to the terms of the Merger Agreement, recommend approval and adoption of the Merger Agreement.

No Solicitation.  Pursuant to the Merger Agreement, the Company has agreed that it will not and will cause its subsidiaries and its and their officers, directors, employees, investment bankers, attorneys, accountants, consultants and other agents, advisors or representatives (collectively, “Representatives”) not to, directly or indirectly:

•	solicit, initiate or take any action to facilitate or encourage the submission of any Acquisition Proposal (as defined below);

•	enter into or participate in any discussions or negotiations with, furnish any information relating to the Company or any of its subsidiaries or afford access to the business, properties, assets, books or records of the Company or any of its subsidiaries to, otherwise cooperate in any way with, or knowingly assist, participate, facilitate or encourage any effort by any third party that is seeking to make, or has made, an Acquisition Proposal;

•	fail to make, withdraw or modify in a manner adverse to Ralcorp or publicly propose to withdraw or modify in a manner adverse to Ralcorp the recommendation of the Board of Directors of the Company that the Company’s stockholders accept the Offer and, if required by applicable law, approve the Merger Agreement and the Merger (such recommendation, the “Company Board Recommendation”) (it being understood that taking a neutral position or no position with respect to any Acquisition Proposal will be considered an adverse modification), recommend, adopt or approve or publicly propose to recommend, adopt or approve an Acquisition Proposal, or take any action or make any statement inconsistent with the Company Board Recommendation (any of the foregoing in this clause an “Adverse Recommendation Change”);

•	grant any waiver or release under any standstill or similar agreement with respect to any class of equity securities of the Company or any of its subsidiaries; or

•	enter into any agreement in principle, letter of intent, term sheet, merger agreement, acquisition agreement, option agreement, joint venture agreement, partnership agreement, or other similar instrument constituting or relating to an Acquisition Proposal.

In addition, the Merger Agreement requires the Company to, and to cause its subsidiaries and their respective Representatives to, cease immediately and terminate any and all existing activities, discussions or negotiations, if any, with any third party conducted prior to the date of the Merger Agreement with respect to any Acquisition Proposal and use its reasonable best efforts to cause any such party (or its agents or advisors) in possession of confidential information about the Company that was furnished by or on behalf of the Company to return or destroy all such information. During the term of the Merger Agreement, the Company will not take any actions to make any applicable takeover statute (including any Delaware state takeover statute) or similar statute inapplicable to any Acquisition Proposal.

Notwithstanding the foregoing, at any time prior to the Acceptance Time, the Board of Directors of the Company, directly or indirectly through advisors, agents or other intermediaries, may: (i) engage in negotiations or discussions with any third party that, subject to the Company’s compliance with the non-solicitation provisions described above, has made after the date of the Merger Agreement a Superior Proposal (as defined below) or an unsolicited bona fide Acquisition Proposal that the Board of Directors of the Company reasonably believes (after considering the advice of a financial advisor of nationally recognized reputation and outside legal counsel) is reasonably likely to lead to a Superior Proposal; (ii) thereafter furnish to such third party non-public information relating to the Company or any of its subsidiaries pursuant to a confidentiality agreement with such third party; provided that all such information (to the extent that such information has not been previously provided or made available to Ralcorp) is provided or made available to Ralcorp prior to or substantially concurrently with the time it is provided or made available to such third party; and (iii) following receipt of a Superior Proposal after the date of the Merger Agreement, make an Adverse Recommendation Change; in each case only if the Board of Directors of the Company determines in good faith by a majority vote, after considering advice from outside legal counsel, that the failure to take such action would be inconsistent with its fiduciary duties under applicable law. The Merger Agreement also provides that nothing therein will prevent the Board of Directors of the Company from complying with Rule 14e-2(a) under the Exchange Act with regard to an Acquisition Proposal, so long as any action taken or statement made is consistent with the non-solicitation provisions of the Merger Agreement; provided, that such requirement will in no way eliminate or modify the effect that any action pursuant to such requirement would otherwise have under the Merger Agreement.

The Board of Directors of the Company will not take any of the actions referred to in the foregoing paragraph unless the Company has delivered to Ralcorp a prior written notice advising Ralcorp that it intends to take such action, and, after taking such action, the Company will continue to advise Ralcorp of the status and terms of any discussions and negotiations with the third party. In addition, the Company will notify Ralcorp promptly (but in no event later than 48 hours) after receipt by the Company (or any of its Representatives) of any Acquisition Proposal, any indication that a third party is considering making an Acquisition Proposal or any request for information relating to the Company or any of its subsidiaries or for access to the business, properties, assets, books or records of the Company or any of its subsidiaries by any third party that the Company has reason to believe may be considering making, or has made, an Acquisition Proposal, which notice shall be provided orally and in writing and shall identify the third party making, and the terms and conditions of, any such Acquisition Proposal, indication or request (including any changes thereto). The Company will keep Ralcorp fully informed, on a current basis, of the status and details of any such Acquisition Proposal, indication or request (including any changes thereto) and will promptly (but in no event later than 48 hours after receipt) provide to Ralcorp copies of all correspondence and written materials sent or provided to the Company or any of its subsidiaries that describes any terms or conditions of any Acquisition Proposal.

Notwithstanding the foregoing, at any time prior to the Acceptance Time, the Board of Directors of the Company may make an Adverse Recommendation Change in response to a material development or a material change in circumstances that relates to the value of the Company (other than an Acquisition Proposal) that was not known to the Board of Directors of the Company nor reasonably foreseeable by the Board of Directors of the Company as of or prior to the date of the Merger Agreement (and not relating in any way to any Acquisition Proposal), if (i) the Board of Directors of the Company determines in good faith by a majority vote, after considering advice from outside legal counsel to the Company, that it must take such action to comply with its fiduciary duties under applicable law, (ii) the Company has notified Ralcorp in writing, at least forty-eight (48) hours in advance of such Adverse Recommendation Change, that it is considering taking such action and specifying in reasonable detail the reasons therefore and facts underlying such determination, and (iii) during such forty-eight (48) hour period, the Company, at the request of Ralcorp, has engaged in good faith negotiations with Ralcorp to amend the Merger Agreement in such a manner that obviates the need for such Adverse Recommendation Change.

An “Acquisition Proposal” means, other than the transactions contemplated by the Merger Agreement, any offer, proposal or inquiry relating to, or any third party indication of interest in, (a) any acquisition or purchase, direct or indirect, of 15% or more of the consolidated assets of the Company and its subsidiaries or over 15% of any class of equity or voting securities of the Company or any of its subsidiaries whose assets, individually or in the aggregate, constitute more than 15% of the consolidated assets of the Company, (b) any tender offer (including a self-tender offer) or exchange offer that, if consummated, would result in such third party beneficially owning 15% or more of any class of equity or voting securities of the Company or any of its subsidiaries whose assets, individually or in the aggregate, constitute more than 15% of the consolidated assets of the Company, (c) a merger, consolidation, share exchange, business combination, sale of substantially all the assets, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving the Company or any of its subsidiaries whose assets, individually or in the aggregate, constitute more than 15% of the consolidated assets of the Company or (d) any other transaction the consummation of which could reasonably be expected to impede, interfere with, prevent or materially delay the Merger or which could reasonably be expected to dilute materially the benefits to Ralcorp of the transactions contemplated thereby.

A “Superior Proposal” means any bona fide, unsolicited written Acquisition Proposal for at least a majority of the outstanding Shares on terms that the Board of Directors of the Company determines in good faith by a majority vote, after considering the advice of a financial advisor of nationally recognized reputation and outside legal counsel and taking into account all the terms and conditions of the Acquisition Proposal would result in a transaction (a) that if consummated, is more favorable to the Company’s stockholders from a financial point of view than the Merger or, if applicable, any written proposal by Ralcorp to amend the terms of the Merger Agreement taking into account all the terms and conditions of such proposal and the Merger Agreement (including the expected timing and likelihood of consummation, taking into account any governmental and other approval requirements), (b) that is reasonably capable of being completed on the terms proposed, taking into account the identity of the person making the proposal, any approval requirements and all other financial, legal and other aspects of such proposal and (c) for which financing, if a cash transaction (whether in whole or in part), is then fully committed or reasonably determined to be available by the Board of Directors of the Company.

Access to Information.  From the date of the Merger Agreement until the earlier of the Effective Time and the date, if any, on which the Merger Agreement is terminated pursuant to the terms of the Merger Agreement, and subject to applicable law, the Company will, and will cause its subsidiaries to, (i) give to Ralcorp, its counsel, financial advisors, auditors, financing sources and other authorized representatives reasonable access to the Company’s offices, properties, books and records, (ii) furnish to Ralcorp, its counsel, financial advisors, auditors, financing sources and other authorized representatives such financial and operating data and other information as such persons may reasonably request and (iii) instruct its employees, counsel, financial advisors, auditors and other authorized representatives to cooperate with Ralcorp in its investigation of the Company.

Tax Matters.  Neither the Company nor any of its subsidiaries will make or change any tax election, change any annual tax accounting period, adopt or change any method of tax accounting, file any amended tax returns or claims for tax refunds, enter into any closing agreement, surrender any tax claim, audit or assessment, surrender any right to claim a tax refund, offset or other reduction in tax liability surrendered, consent to any extension or waiver of the limitations period applicable to any tax claim or assessment or take or omit to take any other action, if any such action or omission would have the effect of increasing the tax liability or reducing any tax asset of the Company or any of its subsidiaries.

Stockholder Litigation.  Pursuant to the Merger Agreement, the Company will promptly notify Ralcorp and give Ralcorp the opportunity to participate in the defense or settlement of any action brought by any stockholder of the Company against the

Company and/or its directors relating to the transactions contemplated by the Merger Agreement, and no settlement of any such action will be agreed to without Ralcorp’s prior written consent.

Certification.  Pursuant to the Merger Agreement, the Company will deliver to Ralcorp a certification dated not more than thirty (30) days prior to the Acceptance Time and signed by the Company to the effect that the Company is not, nor has it been within five (5) years of the date of the certification, a “United States real property holding corporation” as defined in Section 897 of the Internal Revenue Code of 1986, as amended.

Employment and Employment Benefits.  Pursuant to the Merger Agreement, for a period ending not earlier than one (1) year after the Effective Time, Ralcorp will cause to be provided to all employees of the Company or any of its subsidiaries immediately prior to the Effective Time (other than those individuals covered by collective bargaining agreements) who remain employed with the Surviving Corporation or any of Ralcorp’s subsidiaries (each an “Affected Employee”) compensation and employee benefits, as applicable, substantially comparable in the aggregate, to (i) total compensation consistent with that being paid to the Affected Employee at the Effective Time, and, at Ralcorp’s election, (ii) (A) the benefits provided to the Affected Employee under the Company’s employee plans immediately prior to the Effective Time or (B) the benefits provided by Ralcorp under the plans and programs generally made available to similarly situated employees of Ralcorp and its subsidiaries. Ralcorp will also cause to be paid, no later than November 15, 2010, amounts payable under the Company’s 2010 Annual Incentive Plan, as described in the Merger Agreement (with appropriate adjustments to amounts attributable to the transactions contemplated thereby), to any person employed by the Company at the Effective Time.

The Merger Agreement further provides that with respect to any employee benefit plan in which any Affected Employee first becomes eligible to participate, on or after the Effective Time (the “New Company Plans”), Ralcorp will: (i) waive all pre-existing conditions, exclusions and waiting periods with respect to participation and coverage requirements applicable to such Affected Employee under any health and welfare New Company Plans in which such Affected Employee may be eligible to participate after the Effective Time and (ii) recognize service of Affected Employees accrued (or otherwise credited by the Company or its subsidiaries) prior to the Effective Time for purposes of determining eligibility to participate and vesting (but not for the purposes of benefit accrual, except for any vacation, severance or defined contribution plan that replaces a similar employee plan in effect at the Effective Time) under any New Company Plan in which such Affected Employees may be eligible to participate after the Effective Time; provided, however, that in no event will any credit be given to the extent it would result in the duplication of benefits for the same period of service.

Indemnification and Insurance.  The Merger Agreement provides that, for six years after the Effective Time, the Surviving Corporation will indemnify and hold harmless each present and former officer and director of the Company (each an “Indemnified Person”) in respect of acts or omissions occurring at or prior to the Effective Time to the fullest extent permitted by Delaware law or any other applicable law or provided under the Company’s certificate of incorporation and bylaws in effect on the date of the Merger Agreement. The indemnification obligations described in this paragraph are subject to any limitations imposed from time to time under applicable law.

The Merger Agreement also provides that, for six years after the Effective Time, the Surviving Corporation will provide officers’ and directors’ liability insurance (collectively, “D&O Insurance”) in respect of acts or omissions occurring prior to the Effective Time covering each Indemnified Person covered as of the date of the Merger Agreement by the Company’s D&O Insurance policy on terms with respect to coverage and amount no less favorable than those of such policy in effect on the date of the Merger Agreement; provided that, in satisfying the obligation in this paragraph, the Surviving Corporation will not be obligated to pay an aggregate premium in excess of 300% of the amount per annum the Company paid in its last full fiscal year, which amount the Company has disclosed to Ralcorp prior to the date of the Merger Agreement.

Financing.  Ralcorp will use its reasonable best efforts to obtain sufficient cash, available lines of credit or other sources of immediately available funds to enable it to (i) consummate the Offer, (ii) pay the aggregate consideration for the Merger and (iii) pay any and all fees and expenses incurred by Ralcorp and Purchaser in connection with the Offer and the Merger (collectively, the “Financing”), including using its reasonable best efforts (a) to negotiate and enter into definitive agreements with respect thereto on terms and conditions substantially similar to those contained in the commitment letter provided to the Company, (b) to fully pay any and all commitment fees or other fees required by the commitment letter to be paid on or before the date of the Merger Agreement, and (c) to satisfy all conditions applicable to Ralcorp in such definitive agreements. Ralcorp will keep the Company informed on a prompt basis and in reasonable detail of the status of its efforts to arrange the Financing (including providing the Company with copies of all definitive documents related to the Financing (other than ancillary agreements subject to confidentiality agreements)). Ralcorp and Purchaser acknowledge and agree that their respective obligations to consummate the Merger Agreement are not conditioned or contingent upon receipt of the Financing.

The Company will provide, and will cause its subsidiaries and their respective representatives and advisors, to provide all cooperation reasonably requested by Ralcorp or any financing source in connection with any lines of credit, committed bond or bridge financing or other debt financing proposed to be obtained by Ralcorp in connection with the transactions contemplated by the Merger Agreement (the “Debt Financing”), including but not limited to: (i) providing information relating to the Company and its subsidiaries to the financing sources; (ii) participating in meetings, presentations and due diligence sessions; (iii) assisting in the preparation of documents and materials, including but not limited to (a) any customary offering documents, bank information memoranda, prospectuses and other similar documents for any Debt Financing and (b) materials for rating agency presentations; (iv) executing and delivering (or obtaining from its advisors), and causing its subsidiaries to execute and deliver (or obtaining from their advisors), customary certificates, accounting comfort letters, legal opinions, or such other documents and instruments relating to the Debt Financing as may be reasonably requested by Ralcorp or any financing source; and (v) providing authorization letters to the financing sources authorizing the distribution of information to prospective lenders and containing a representation to the financing sources that the public side versions of such documents, if any, do not include material non-public information about the Company or its affiliates or securities.

Third Party Consents and Regulatory Approvals.  The parties have agreed to use their reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable law to consummate the transactions contemplated by the Merger Agreement, including (i) preparing and filing as promptly as practicable with any governmental authority or other third party all documentation to effect all necessary filings, notices, petitions, statements, registrations, submissions of information, applications and other documents to consummate the transactions contemplated by the Merger Agreement; (ii) obtaining and maintaining all approvals, consents, registrations, permits, authorizations and other confirmations required to be obtained from any governmental authority or other third party that are necessary, proper or advisable to consummate the transactions contemplated by the Merger Agreement, and (iii) cooperating to the extent reasonable with the other parties hereto in their efforts to comply with their obligations under the Merger Agreement.

Further, each of Ralcorp and the Company will make an appropriate filing of a Notification and Report Form pursuant to the HSR Act with respect to the transactions contemplated by the Merger Agreement as promptly as practicable and in any event within ten business days of the date of the Merger Agreement, and will supply as promptly as practicable any additional information and documentary material that may be requested pursuant to the HSR Act. Ralcorp and the Company are also required to use their reasonable best efforts to take all other actions necessary to cause the expiration or termination of the applicable waiting periods under the HSR Act as soon as practicable. Such filings of Notification and Report Forms pursuant to the HSR Act were made on June 23, 2010.

Pursuant to the Merger Agreement, each of Ralcorp and the Company will promptly notify the other party of: (i) any notice or other communication from any person alleging that the consent of such person is or may be required in connection with the transactions contemplated by the Merger Agreement; (ii) any notice or other communication from any Governmental Authority in connection with the transactions contemplated by the Merger Agreement; (iii) any actions, suits, claims, investigations or proceedings commenced or, to its knowledge, threatened against, relating to or involving or otherwise affecting the Company or any of its subsidiaries or Ralcorp and any of its subsidiaries, as the case may be, that, if pending on the date of the Merger Agreement, would have been required to have been disclosed pursuant to the Merger Agreement or that relate to the consummation of the transactions contemplated by the Merger Agreement; (iv) any inaccuracy of any representation or warranty contained in the Merger Agreement at any time during the term of the Merger Agreement that could reasonably be expected to cause the Conditions to the Merger or the Conditions to the Offer (see below for such conditions) not to be satisfied; and (v) any failure of that party to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder.

USAO Agreement.  From the date of the Merger Agreement until the earlier of the Effective Time and the date, if any, on which the Merger Agreement is terminated as provided under “Termination” below, the Company agrees to comply with the terms of the agreement entered into on September 15, 2008 between the Company and the United States Attorney’s Office for the Western District of Missouri (the “USAO Agreement’). Following the Effective Time, in accordance with paragraph 15 of the USAO Agreement, the Surviving Corporation and Ralcorp will be bound by the obligations in the USAO Agreement.

Conditions to the Offer.  See Section 15 — “Conditions to Purchaser’s Obligations” in this Offer to Purchase.

Conditions to the Merger.  The obligations of each party to consummate the Merger are subject to the satisfaction (or, to the extent possible, waiver) of the following conditions:

•	if required by Delaware law, the Merger will have been approved by the stockholders of the Company in accordance with Delaware law;

•	no applicable law will prohibit the consummation of the Merger; and

•	the Acceptance Time will have occurred.

Termination.  The Merger Agreement may be terminated and the Offer and Merger may be abandoned at any time prior to the Effective Time:

(i) by mutual written agreement of the Company and Ralcorp;

(ii) by either the Company or Ralcorp if:

(a) the Offer has not been consummated on or before October 15, 2010; provided, that the right to terminate the Merger Agreement pursuant to this subsection will not be available to any party whose breach of any provision of the Merger Agreement results in the failure of the Offer to be consummated by such time; or

(b) there shall be any applicable law that (x) makes acceptance for payment of, and payment for, the Shares pursuant to the Offer or consummation of the Merger illegal or otherwise prohibited or (y) enjoins Purchaser from accepting payment of, or paying for, the Shares pursuant to the Offer or the Company or Ralcorp from consummating the Merger and such enjoinment shall have become final and nonappealable;

(iii) by Ralcorp if, prior to the Acceptance Time:

(a) (1) an Adverse Recommendation Change occurs or (2) the Board of Directors of the Company fails to publicly confirm the Company Board Recommendation (x) within ten business days of a written request by Ralcorp that it do so or (y) if October 15, 2010 is less than ten business days (but more than five business days) from the receipt of such request by Ralcorp, by the close of business on the business day immediately preceding October 15, 2010;

(b) the Company breaches or fails to perform any of its representations, warranties, covenants or agreements contained in the Merger Agreement, which breach or failure to perform (1) would give rise to the failure of a condition set forth in clauses (iii) or (iv) of paragraph (b) of Section 15 — “Conditions to Purchaser’s Obligations” in this Offer to Purchase and (2) is either incurable or, if curable, is not cured by the Company by the earlier of (x) thirty days following receipt by the Company of written notice of such breach or failure and (y) October 15, 2010;

(c) the Company breaches any of its obligations under the Merger Agreement described above under “Stockholder Meeting” or “Nonsolicitation”; or

(d) there occurred and is continuing as of, or otherwise arose or is discovered before the expiration of the Offer, any event, occurrence, or development of a state of circumstances or facts which, individually or in the aggregate, has had or would reasonably be expected to have a Material Adverse Effect (as defined below) on the Company; or

(iv) by the Company if, prior to the Acceptance Time:

(a) the Board of Directors of the Company authorizes the Company, subject to complying with the terms of the Merger Agreement, to enter into a written agreement concerning a Superior Proposal; provided, that the Company shall have paid any amounts due as described below under “Termination Fee” in accordance with the terms, and at the times, specified therein; and provided further that, prior to any such termination, (1) the Company notifies Ralcorp in writing of its intention to terminate the Merger Agreement and to enter into a binding written agreement concerning an Acquisition Proposal that constitutes a Superior Proposal, attaching the most current version of such agreement (or a description of all material terms and conditions thereof), and (2) Ralcorp does not make, within three business days of receipt of such written notification, an offer that is at least as favorable to the stockholders of the Company as such Superior Proposal in the good faith determination of the Board of Directors of the Company, after considering the advice of a financial advisor of nationally recognized reputation and outside legal counsel (it being understood that the Company shall not terminate the Merger Agreement or enter into any such binding agreement during such three business day period, and that any amendment to the financial terms or other material terms of such Superior Proposal shall require a new written notification from the Company and an additional three business day period); or

(b) (1) Ralcorp or Purchaser will have breached or failed to perform in any material respect any of its covenants or obligations required to be performed by it under the Merger Agreement; provided that any failure by Purchaser to commence the Offer or accept for payment and pay for all Shares validly tendered and not withdrawn pursuant to the Offer in accordance with the terms of the Merger Agreement shall be deemed material so long as such failure to commence the Offer or accept for payment and pay for all Shares validly tendered and not withdrawn has not resulted from breach of the Merger Agreement by the Company, or (2) the representations and warranties of Ralcorp contained in the Merger Agreement (without regard to materiality or Material Adverse Effect qualifiers contained therein) shall not be true and correct at and as of the date of the Merger Agreement and immediately prior to the expiration of the Offer as if made at and as of such time (other than representations and warranties made as of a specified date, which shall not be true and correct as of such specified date), except where the failure to be so true and correct individually or in the aggregate has not had and would not reasonably be expected to have a Material Adverse Effect on Ralcorp, and, in either clause (1) or (2) is either incurable or, if curable, is not cured by Ralcorp or Purchaser by the earlier of (A) thirty days following receipt by Ralcorp of written notice of such breach or failure and (B) October 15, 2010.

In the event of the termination of the Merger Agreement in accordance with its terms, the Merger Agreement will become void and of no effect without liability of any party (or any stockholder, director, officer, employee, agent, consultant or representative of such party) to the other party (except for payment of amounts as provided in the section entitled “Termination Fee” below), provided that, (a) if such termination will result from the (i) fraud, (ii) willful failure of the Company to fulfill or willful breach that results in the failure to satisfy a condition to the performance of the obligations of Ralcorp or Purchaser, or (iii) willful failure of the Company to perform a covenant of the Merger Agreement, the Company shall be fully liable for any and all liabilities and damages incurred or suffered by Ralcorp or Purchaser as a result of such fraud or failure and (b) if such termination will result for the (i) fraud, (ii) failure of Ralcorp or Purchaser to fulfill or breach that results in the failure to satisfy a condition to the performance of the obligations of the Company, or (iii) failure of Ralcorp or Purchaser to perform a covenant of the Merger Agreement, Ralcorp and Purchaser shall be fully liable for any and all liabilities and damages incurred or suffered by the Company as a result of such fraud or failure.

“Material Adverse Effect” means, with respect to any person, (a) a material impairment in the ability of such person to perform its obligations under the Merger Agreement or consummate the transactions contemplated by the Merger Agreement, or (b) a material adverse effect on the condition (financial or otherwise), business, assets or results of operations of such person and its subsidiaries, taken as a whole, other than any effect resulting from: (i) changes in the U.S. or global economy or capital or financial markets generally, including changes in interest or exchange rates (other than changes that adversely affect such person and its subsidiaries, taken as a whole, in a disproportionate manner as compared to other companies in the industries in which such person and its subsidiaries operate); (ii) general market or economic conditions in the food industry (other than changes that (A) specifically relate to (or have the effect of specifically relating to) such person and its subsidiaries or (B) adversely affect such person and its subsidiaries, taken as a whole, in a disproportionate manner as compared to other companies in the industries in which such person and its subsidiaries operate); (iii) changes in applicable United States or foreign, federal, state or local law, statutes, ordinances, decrees, rules, or regulations, including rules, regulations and administrative policies of the FDA, or interpretations thereof (other than changes that (A) specifically relate to (or have the effect of specifically relating to) such person and its subsidiaries or (B) adversely affect such person and its subsidiaries, taken as a whole, in a disproportionate manner as compared to other companies in the industries in which such person and its subsidiaries operate);(iv) actions required by the parties in connection with the Merger Agreement; (v) the impact on relationships, contractual or otherwise, with customers, suppliers, vendors or employees as a result of the execution, announcement, pendency or performance of the Merger Agreement or the transactions contemplated thereby or any public communications by Ralcorp, Purchaser or the Company regarding the Merger Agreement or the transactions contemplated thereby (vi) changes in United States generally accepted accounting principles or the interpretation thereof (other than changes that (A) specifically relate to (or have the effect of specifically relating to) such person and its subsidiaries or (B) adversely affect such person and its subsidiaries, taken as a whole, in a disproportionate manner as compared to other companies in the industries in which such person and its subsidiaries operate); (vii) any failure by the Company, in and of itself, to meet any projections, guidance, estimates, or forecasts or published financial or operating predictions for or during any period ending (or for which results are released) on or after the date of the Merger Agreement (it being understood and agreed that the underlying change, event, occurrence or state of facts giving rise to such failure may constitute or contribute to a Material Adverse Effect);

(viii) a decline in the price of the common stock of the Company (it being understood and agreed that the underlying change, event, occurrence or state of facts giving rise to such decline may constitute or contribute to a Material Adverse Effect); and (ix) acts of war, armed hostilities, or terrorism, or any escalation or worsening of any such acts of war, armed hostilities, or terrorism.

Termination Fee.  If a Company Payment Event (as defined below) occurs, the Company shall pay Ralcorp (by wire transfer of immediately available funds), if, pursuant to clause (x) of the definition of Company Payment Event, simultaneously with the occurrence of such Company Payment Event or, if pursuant to clause (y) of the definition of Company Payment Event, within two business days following such Company Payment Event, a fee equal to Thirty-Six Million Three Hundred Thousand Dollars ($36,300,000.00) (the “Company Termination Fee”). “Company Payment Event” means the termination of the Merger Agreement pursuant to (x) clauses (iii)(a), (iii)(c) or (iv)(a) above; or (y) clause (ii)(a) above; but only if, in the case of clause (y), both (A) prior to such termination, an Acquisition Proposal shall have been made, and (B) within 12 months following the date of such termination: (1) the Company merges with or into, or is acquired, directly or indirectly, by merger or otherwise by, a third party; (2) a third party, directly or indirectly, acquires more than 50% of the total assets of the Company and its subsidiaries, taken as a whole; (3) a third party, directly or indirectly, acquires more than 50% of the outstanding Shares; or (4) the Company adopts or implements a plan of liquidation, recapitalization or share repurchase relating to more than 50% of the outstanding Shares or an extraordinary dividend involving more than 50% of the assets of the Company and its subsidiaries, taken as a whole (or in any of clauses (1) through (4) the Company shall have entered into any contract or agreement providing for such action).

Further, the Company acknowledges that the agreements contained in the above paragraph are an integral part of the transactions contemplated by the Merger Agreement and that, without such agreements, Ralcorp and Purchaser would not enter into the Merger Agreement. Each of the parties further acknowledges and agrees that the Company Termination Fee is not a penalty, but rather liquidated damages in amounts reasonably estimated by Ralcorp and Purchaser to compensate the other for efforts and resources expended and opportunities foregone while negotiating the Merger Agreement and in reliance on the Merger Agreement and on the expectations of the consummation of the Offer and the Merger. Accordingly, if the Company fails promptly to pay any amount due pursuant to this “Termination Fee” subsection, it will also pay any reasonable costs and expenses (including attorneys’ fees) incurred by Ralcorp and Purchaser in connection with a legal action to enforce the Merger Agreement that results in a judgment against the Company for such amount, together with interest on any amount due at a rate per annum equal to 3% over the prime rate (as published in The Wall Street Journal) in effect on the date such payment should have been made.

Fees and Expenses.  Except as otherwise provided in the Merger Agreement, all costs and expenses incurred in connection with the Merger Agreement will be paid by the party incurring such cost or expense; provided however, Ralcorp will bear the filing fees for the Notification and Report Forms filed with the U.S. Federal Trade Commission and the Antitrust Division under the HSR Act and any premerger notification and reports filed under similar applicable antitrust law of any non-United States governmental antitrust authority.

The prevailing party in any legal action undertaken to enforce the Merger Agreement or any provision therein will be entitled to recover from the other party the reasonable costs and expenses (including reasonable attorney’s and expert witness fees) incurred in connection with such action in addition to any other relief to which such party may be entitled under the terms of the Merger Agreement.

Amendment; Waiver.  Any provision of the Merger Agreement may be amended or waived prior to the Effective Time if, but only if, such amendment or waiver is in writing and is signed, in the case of an amendment, by each party to the Merger Agreement or, in the case of a waiver, by each party against whom the waiver is to be effective, provided that, after a majority of the Company’s stockholders have approved the Merger, there will be no amendment or waiver that pursuant to Delaware law requires further approval of the Company’s stockholders without the Company’s stockholders’ further approval.

14.	Dividends and Distributions.

According to the Company’s Annual Report on Form 10-K for the fiscal year ended October 2, 2009, the Company has not paid dividends on the Shares since June 2005. Payment of dividends is restricted by provisions in the Company’s current credit facility and the Company disclosed that it anticipates that future free cash flow will be used principally to fund interest expense and repayment of debt. Pursuant to the Merger Agreement, the Company has agreed not to declare, set aside or pay any dividend or make any other distribution (whether in cash, stock, property or any combination thereof) in respect of its capital stock or other securities (other than dividends or distributions by any of its wholly owned subsidiaries. If Ralcorp acquires control of the Company, it currently intends that no dividends will be declared on the Shares prior to the Effective Time.

15.	Conditions to Purchaser’s Obligations.

Notwithstanding any other provision in the Offer, Purchaser shall not be required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) promulgated under the Exchange Act (relating to Purchaser’s obligation to pay for or return tendered Shares promptly after termination or withdrawal of the Offer), pay for, and may (subject to any such rules and regulations), to the extent expressly permitted by the Merger Agreement, delay the acceptance for payment of any tendered Shares if: (a) prior to the expiration of the Offer, (i) the Minimum Condition shall not have been satisfied or (ii) the applicable waiting period (and any extension thereof) under the HSR Act shall not have expired or been terminated; or (b) at any time on or after the date of the Merger Agreement and prior to the expiration of the Offer, any of the following conditions exists:

(i) there shall be instituted or pending any action or proceeding by any governmental authority or any other person (A) challenging or seeking to make illegal, to delay materially or otherwise directly or indirectly to restrain or prohibit the making of the Offer, the acceptance for payment of or payment for some or all of the Shares by Ralcorp or Purchaser or the consummation of the Merger, seeking to obtain material damages or otherwise directly or indirectly relating to the transactions contemplated by the Offer or the Merger, (B) seeking to restrain or prohibit Ralcorp’s, Purchaser’s or any of Ralcorp’s other affiliates’ (x) ability effectively to exercise full rights of ownership of the Shares, including the right to vote any Shares acquired or owned by Ralcorp, Purchaser or any of Ralcorp’s affiliates following the consummation of the Merger on all matters properly presented to the Company’s stockholders or (y) ownership or operation of all or any material portion of the business or assets of the Company and its subsidiaries, taken as a whole, or of Ralcorp and its subsidiaries, taken as a whole, (C) seeking to compel Ralcorp or any of its subsidiaries or affiliates to dispose of or hold separate all or any material portion of the business or assets of the Company and its subsidiaries, taken as a whole, or of Ralcorp and its subsidiaries, taken as a whole or (D) that otherwise, in the judgment of Ralcorp, is likely to have a Material Adverse Effect on the Company or Ralcorp;

(ii) there shall have been any action taken, or any applicable law shall have been proposed, enacted, enforced, promulgated, issued or deemed applicable to the Offer or the Merger, by any governmental authority, other than the application of the waiting period provisions of the HSR Act to the Offer or the Merger, that would or is reasonably likely, directly or indirectly, to result in any of the consequences referred to in clauses (A) through (D) of clause (b)(i) above;

(iii) (A) the representations and warranties of the Company contained in the Merger Agreement (other than those relating to organization and qualification, corporate authorization, capitalization, anti-takeover statutes, the opinion of the Company’s financial advisor and finders’ fees) and in any certificate delivered by the Company pursuant to these Conditions to the Purchaser’s Obligations (without regard to materiality or Material Adverse Effect qualifiers contained therein) shall not be true and correct at and as of the date of the Merger Agreement and immediately prior to the expiration of the Offer as if made at and as of such time (other than representations and warranties made as of a specified date, which shall not be true and correct as of such specified date), except where the failure to be so true and correct individually or in the aggregate has not had and would not reasonably be expected to have a Material Adverse Effect on the Company, and (B) the representations and warranties of the Company relating to organization and qualification, corporate authorization, capitalization, anti-takeover statutes, the opinion of the Company’s financial advisor and finders’ fees shall not be true and correct in all material respects at and as of the date of the Merger Agreement and immediately prior to the expiration of the Offer as if made at and as of such time (other than representations and warranties made as of a specified date, which shall not be true and correct in all material respects as of such specified date);

(iv) the Company shall have breached or failed to perform in all material respects any of its covenants or obligations to be performed or complied with by it under the Merger Agreement prior to such time;

(v) the Company shall have failed to deliver to Ralcorp a certificate signed by an executive officer of the Company dated as of the date on which the Offer expires certifying that the conditions specified in clauses (b)(iii) and (b)(iv) above do not exist;

(vi) there shall have occurred and be continuing as of or otherwise arisen or been discovered before, the expiration of the Offer any event, occurrence or development of a state of circumstances or facts which, individually or in the aggregate, has had or would reasonably be expected to have a Material Adverse Effect on the Company;

(vii) certain required governmental authorizations shall not have been obtained or shall not be in full force and effect;

(viii) there are any shares of Class B Convertible Non-Voting Common Stock, par value $0.001 per share, of the Company outstanding; or

(ix) the Merger Agreement shall have been terminated in accordance with its terms.

16.	Certain Regulatory and Legal Matters.

Except as set forth in this Section 16, Purchaser is not aware of any approval or other action by any governmental or administrative agency which would be required for the acquisition or ownership of Shares by Purchaser as contemplated herein. Should any such approval or other action be required, it will be sought, but Purchaser has no current intention to delay the purchase of Shares tendered pursuant to the Offer pending the outcome of any such matter, subject, however, to Purchaser’s right to decline to purchase Shares if any of the conditions to the Offer shall not have been satisfied. There can be no assurance that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions, or that adverse consequences might not result to the Company’s business or that certain parts of the Company’s business might not have to be disposed of if any such approvals were not obtained or other actions not taken.

Antitrust Matters.  The HSR Act provides that the acquisition of Shares by Purchaser may not be consummated unless certain information has been furnished to the Antitrust Division of the U.S. Department of Justice (the “Division”) and the Federal Trade Commission (the “FTC”) and certain waiting period requirements have been satisfied. The rules promulgated by the FTC under the HSR Act require the filing of a Notification and Report Form (the “Form”) with the Division and the FTC by Purchaser and the Company and provide that the acquisition of Shares under the Offer may not be consummated earlier than 15 days after receipt of the Form by the Division and the FTC from Purchaser. Within such 15 day period the Division or the FTC may request additional information or documentary material from Purchaser and the Company. In the event of any such request, the acquisition of Shares under the Offer may not be consummated until ten days after receipt of such additional information or documentary material by the Division or the FTC from Purchaser and the Company. Ralcorp and the Company have filed the applicable Form with the Division and the FTC, each on June 23, 2010.

Other than the filings required under the HSR Act, Purchaser is not aware of any other filings, approvals or other actions by or with any governmental authority or administrative or regulatory agency which would be required for the acquisition of Shares by Purchaser as contemplated in connection with the Offer or the Merger. It may be necessary to make additional filings relating to the acquisition of the Shares pursuant to the Offer or the Merger with governmental entities in foreign jurisdictions, although Ralcorp does not anticipate any such requirements. There can be no assurance that such governmental entities will not challenge the acquisition of the Shares on competition or other grounds or, if such a challenge is made, of the results thereof.

Registration under the Exchange Act.  The Shares are currently registered under the Exchange Act. The purchase of the Shares pursuant to the Offer may result in the Shares becoming eligible for deregistration under the Exchange Act. Registration may be terminated upon application of the Company to the SEC if the Shares are neither listed on a national securities exchange nor held by 300 or more holders of record. Termination of the registration of the Shares under the Exchange Act, assuming there are no other securities of the Company subject to registration, would substantially reduce the information required to be furnished by the Company to holders of Shares and to the SEC and would make certain of the provisions of the Exchange Act, such as the short-swing profit recovery provisions of Section 16(b), the requirement to furnish a proxy statement pursuant to Section 14(a) in connection with a stockholders meeting and the related requirement to furnish an annual report to stockholders and the requirements of Rule 13e-3 under the Exchange Act with respect to “going private” transactions, no longer applicable to the Company. Furthermore, “affiliates” of the Company and persons holding “restricted securities” of the Company may be deprived of the ability to dispose of such securities pursuant to Rule 144 promulgated under the Securities Act of 1933, as amended. If registration of the Shares under the Exchange Act were terminated, the Shares would no longer be “margin securities” or eligible for stock exchange listing. We believe that the purchase of the Shares pursuant to the Offer may result in the Shares becoming eligible for deregistration under the Exchange Act, and it would be Ralcorp and Purchaser’s intention to cause the Company to terminate registration of the Shares under the Exchange Act as soon after consummation of the Offer as the requirements for termination of registration of the Shares are met.

If registration of the Shares under the Exchange Act is not terminated prior to the Merger, then the registration of the Shares under the Exchange Act and the listing of the Shares on The NASDAQ Global Market will be terminated following the completion of the Merger.

State Takeover Laws.  A number of states (including Delaware, where the Company is incorporated) have adopted takeover laws and regulations which purport, to varying degrees, to be applicable to attempts to acquire securities of corporations which are incorporated in such states or which have substantial assets, stockholders, principal executive offices or principal places of business therein. Section 203 of the DGCL prevents certain “business combinations” with an “interested stockholder” (generally, any person who owns or has the right to acquire fifteen percent (15%) or more of a corporation’s outstanding voting stock) for a period of three years following the time such person became and interested stockholder, unless, among other things, prior to the time the interested stockholder became such, the board of directors of the corporation approved either the business combination or the transactions in which the interested stockholder became such. The Company has represented that it has taken all actions necessary to exempt the Offer, the Merger, the Merger Agreement and the transactions contemplated thereby from the restrictions of any “fair price,” “moratorium,” “control shares acquisition,” “interested stockholder,” “business combination” or other similar statue or regulation promulgated by any governmental authority.

Purchaser reserves the right to challenge the validity or applicability of any takeover laws allegedly applicable to the Offer, the Merger, the Merger Agreement or the transactions contemplated thereby, and nothing in this Offer to Purchase nor any action taken in connection herewith is intended as a waiver of that right. In the event that it is asserted that one or more Takeover Laws apply to the Offer or the Merger, and it is not determined by an appropriate court that such statute or statutes do not apply or are invalid as applied to the Offer, the Merger or the Merger Agreement, as applicable, Purchaser may be required to file certain documents with, or receive approvals from, the relevant state authorities, and Purchaser might be unable to accept for payment or purchase Shares tendered pursuant to the Offer or be delayed in continuing or consummating the Offer. In such case, Purchaser may not be obligated to accept for purchase, or pay for, any Shares tendered. Additionally, under the terms of the Merger Agreement, the Company has represented that it has taken all action necessary to render inapplicable all such takeover laws applicable to the Merger and the Merger Agreement.

Litigation.  On June 21, 2010, John Foley filed a class action complaint against the directors of the Company and Ralcorp in the Circuit Court of Jackson County, Missouri. The complaint alleges, among other things, that (i) the directors of the Company breached their fiduciary duties to the Company’s stockholders, including duties of good faith, loyalty and due care and a duty of candor and (ii) Ralcorp aided and abetted the directors’ alleged breaches of their fiduciary duties. Plaintiffs seek, among other relief, injunctive relief preventing the defendants from consummating the Offer and the Merger and attorneys’ fees and expenses. Ralcorp and the other defendants have not yet responded to the complaint. Ralcorp intends to defend the claims raised in this lawsuit. The foregoing description of the action is qualified in its entirety by reference to the complaint related thereto, which is filed as Exhibit (a)(5)(C) to the Schedule TO and incorporated herein by reference.

17.	Appraisal Rights.

No appraisal rights are available to record holders of Shares in connection with the Offer. However, if the Merger is consummated, appraisal rights will be available to record holders of Shares that are not tendered in the Offer who have neither voted in favor of the Merger nor consented thereto in writing, if a vote of the stockholders is required, who make a timely demand for appraisal, who continuously remain the record holder of such Shares through the Effective Time, and who otherwise comply with the applicable statutory procedures of Delaware law. Each such holder will be entitled to receive a judicial determination of the fair value of such holder’s Shares (exclusive of any element of value arising from the effectuation of the Merger) and to receive payment of such judicially determined amount in cash, together with interest, if any, determined by a Delaware court for Shares held by such holder. Interest shall accrue at 5% over the Federal Reserve discount rate unless the court determines otherwise for good cause shown. In determining the fair value of the Shares, the court is required to take into account all relevant factors. Accordingly, the determination could be based upon considerations other than, or in addition to, the market value of the Shares, including, among other things, asset values and earning capacity. In Weinberger v. UOP, Inc., the Delaware Supreme Court stated that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered in an appraisal proceeding. The Weinberger Court also noted that, under Section 262 of the DGCL, fair value is to be determined “exclusive of any element of value arising from the accomplishment or expectation of the Merger.” In Cede & Co. v. Technicolor, Inc., however, the Delaware Supreme Court stated that, in the context of a two-step cash merger, “to the extent that value has been added following a change in majority control before cash-out, its is still value attributable to the going concern,” to be included in the appraisal process. Any such judicial determination of the fair value of such Shares could be based upon considerations other than or in addition to the price paid in the Offer and the Merger and the market value of the Shares. Stockholders should recognize that the value so determined could be higher or lower than the per Share price paid pursuant to the Offer or the per Share price to be paid in the Merger. Moreover, Purchaser may argue in an appraisal proceeding that, for purposes of such a proceeding, the fair value of the dissenting Shares is less than the price paid in the Offer and the Merger.

If any holder of Shares who demands appraisal under Section 262 of the DGCL fails to perfect, or effectively withdraws or loses her, his or its rights to appraisal as provided under Delaware law, the Shares of such stockholder will be converted into the right to receive the price per Share paid in the Merger in accordance with the Merger Agreement. A stockholder may withdraw a demand for appraisal by delivering to the Company a written withdrawal of the demand for appraisal by the date set forth in the appraisal notice to be delivered to the holders of the Shares as provided under Delaware law.

Failure to comply with the requirements of Section 262 of the DGCL for perfecting appraisal rights may result in the loss of such rights.

The foregoing summary of the rights of dissenting stockholders under Delaware law does not purport to be a statement of the procedures to be followed by stockholders desiring to exercise any appraisal rights under Delaware law. The preservation and exercise of appraisal rights require strict and timely adherence to the applicable provisions of Delaware law which will be set forth in their entirety in the proxy statement or information statement for the Merger, unless the Merger is effected as a short-form merger, in which case they will be set forth in the notice of merger and appraisal rights. The foregoing discussion is not a complete statement of law pertaining to appraisal rights under Delaware law and is qualified in its entirety by reference to Delaware law.

18.	Fees and Expenses.

Neither Ralcorp nor Purchaser will pay any fees or commissions to any broker or dealer or other person for soliciting tenders of Shares pursuant to the Offer. Brokers, dealers, commercial banks and trust companies will upon request be reimbursed by Purchaser for customary mailing and handling expenses incurred by them in forwarding material to their customers.

Purchaser has retained Georgeson Inc., as Information Agent and Computershare Trust Company, N.A., as Depositary, in connection with the Offer. The Information Agent and the Depositary will receive reasonable and customary compensation for their services and reimbursement for their reasonable out-of-pocket expenses. The Information Agent and the Depositary will be indemnified by Purchaser against certain liabilities and expenses in connection with the Offer and the Merger.

Credit Suisse is acting as Dealer Manager in connection with the Offer and as financial advisor to Ralcorp in connection with the proposed acquisition of the Company, for which services Credit Suisse will receive customary fees. Credit Suisse and its affiliates also have committed to provide a bridge loan facility to Ralcorp pursuant to the Commitment Letter and expect to participate in other financing arrangements to be undertaken by Ralcorp in connection with the proposed acquisition, for which Credit Suisse and such affiliates will receive compensation. Ralcorp and Purchaser have agreed to reimburse Credit Suisse for its reasonable fees and expenses, including reasonable fees and disbursements of Credit Suisse’s legal counsel, and to indemnify Credit Suisse and related parties against certain liabilities and other items, including liabilities under the federal securities laws, arising out of Credit Suisse’s engagement. In the ordinary course of business, Credit Suisse and its affiliates may acquire, hold or sell for their own accounts and the accounts of customers, equity, debt and other securities and financial instruments (including bank loans and other obligations) of Ralcorp, the Company and any other company that may be involved in the proposed acquisition, as well as provide investment banking and other financial services to such companies.

19.	Miscellaneous.

The Offer is not being made to, or will tenders be accepted from or on behalf of, holders of Shares in any jurisdiction in which the making of the Offer or acceptance thereof would not be in compliance with the laws of such jurisdiction. In those jurisdictions where the applicable laws require that the Offer be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction.

No person has been authorized to give any information or make any representation on behalf of Purchaser or Ralcorp other than as contained in this Offer to Purchase or in the Letter of Transmittal, and, if any such information or representation is given or made, it should not be relied upon as having been authorized by Purchaser.

Purchaser and Ralcorp have filed with the SEC a Schedule TO, together with exhibits, furnishing certain additional information with respect to the Offer, and may file amendments to the Schedule TO. In addition, the Company has file the Schedule 14D-9 pursuant to Rule 14d-9 under the Exchange Act, together with exhibits thereto, setting forth its recommendations and furnishing certain additional related information. The Schedule TO and the Schedule 14D-9 and any exhibits or amendments thereto may be examined and copies may be obtained from the SEC at the same places and in the same manner described in Section 8 — “Certain Information Concerning the Company” with respect to information concerning the Company.

Excelsior Acquisition Co.

June 24, 2010

ANNEX A

INFORMATION CONCERNING MEMBERS OF THE BOARDS OF DIRECTORS AND
THE EXECUTIVE OFFICERS OF RALCORP AND PURCHASER

Ralcorp

Set forth below are the name, current principal occupation or employment, and material occupations, positions, offices or employment for the past five years of each director and executive officer of Ralcorp. The business address of each director and executive officer of Ralcorp is 800 Market Street, Suite 2600, St. Louis, Missouri 63101. Each of these individuals is a citizen of the United States of America.

Name	Principal Occupation or Employment

Board of Directors

Bill G. Armstrong	Mr. Armstrong served as Executive Vice President and Chief Operating Officer of Cargill Animal Nutrition from May 2001 to September 2004. Mr. Armstrong also serves on the Board of Directors of Energizer Holdings, Inc. (“Energizer”)
David R. Banks	Mr. Banks is a private equity investor and also serves on the Board of Directors of Nationwide Health Properties, Inc.
Jack W. Goodall	Mr. Goodall is a private equity investor. Mr. Goodall served on the Board of Directors of Rubio’s Restaurants, Inc. from April 2001 to March 2009.
Kevin J. Hunt	Mr. Hunt has been Co-Chief Executive Officer and President of Ralcorp since September 2003 and Chief Executive Officer of Bremner Food Group, Inc. since 1995, Nutcracker Brands, Inc. since September 2003, Frozen Bakery Products, Inc. since June 2005 and The Carriage House Companies, Inc. since February 2008. Mr. Hunt has been employed with the Company since 1985.
David W. Kemper	Mr. Kemper has been Chairman, President and Chief Executive Officer of Commerce Bancshares, Inc. (bank holding company) since October 1991. Mr. Kemper also serves on the Board of Directors of Tower Properties Company.
J. Patrick Mulcahy	Mr. Mulcahy has been Chairman of the Board of Directors of Energizer since January 2007 and prior to that time served as Vice Chairman of Energizer from January 2005 to January 2007. Mr. Mulcahy also served as Chief Executive Officer of Energizer from 2000 to 2005. Mr. Mulcahy also serves as Lead Director of Hanesbrands, Inc.’s Board of Directors.
David P. Skarie	Mr. Skarie has been Co-Chief Executive Officer and President of Ralcorp since September 2003 and Chief Executive Officer of Ralston Foods since January 2002 and Post Foods since August 2008. Mr. Skarie has been interim President of Post Foods since November 2009. Mr. Skarie has been employed with the Company since 1986.
William P. Stiritz	Mr. Stiritz is a private equity investor and is the Chairman of Ralcorp’s Board of Directors. Mr. Stiritz was Chairman Emeritus of the Board of Directors of Energizer from January 2007 to May 2008. He served as Chairman of the Board of Directors from 2000 to January 2007 and Chairman of the Management Strategy and Finance Committee of Energizer’s Board of Directors from April 2000 to 2005. He served as on the Board of Directors of Vail Resorts, Inc. from February 1997 to December 2009. In addition, he has served as Director Emeritus of Reliance Bancshares, Inc. since August 2009.
David R. Wenzel	Mr. Wenzel has served as Director, Revenue and International of Edward Jones since September 2009 and prior to that time he served as Vice President Global Finance of Covidien Imaging Solutions (healthcare products) from July 2008 to September 2009. Mr. Wenzel also served as Chief Operating Officer of EFR Group (portfolio of small manufacturing companies) from October 2005 to 2008, and Chairman of Manna-Pro Corporation (manufacturer and marketer of animal feeds) from 2004 to 2006. Mr. Wenzel also served as Executive Director of Catholic Social Services of Southern Illinois from 2002 to 2005.

Name	Principal Occupation or Employment

Executive Officers
Kevin J. Hunt	Co-Chief Executive Officer and President. See “Ralcorp — Board of Directors” above for the remainder of his biography.
David P. Skarie	Co-Chief Executive Officer and President. See “Ralcorp — Board of Directors” above for the remainder of his biography.
Gregory A. Billhartz	Corporate Vice President, General Counsel and Secretary since October 2009. Prior to joining Ralcorp, Mr. Billhartz was Assistant General Counsel and Assistant Secretary at Arch Coal, Inc.
Thomas G. Granneman	Corporate Vice President and Chief Accounting Officer since February 2010. Mr. Granneman served as Corporate Vice President and Controller from January 1999 to February 2010.
Charles G. Huber, Jr.	Corporate Vice President and President of Ralcorp Frozen Bakery Products, Inc. Mr. Huber served as General Counsel and Secretary of Ralcorp from October 2003 to October 2009.
Richard R. Koulouris	Corporate Vice President and President, The Carriage House Companies, Inc. since December 2006, Bremner Food Group, Inc. and Nutcracker Brands, Inc. since March 2008. Mr. Koulouris served as Corporate Vice President, and President of Bremner Food Group, Inc. and Nutcracker Brands, Inc. from November 2003 to November 2006.
Scott Monette	Corporate Vice President, Treasurer and Corporate Development Officer since February 2010. Mr. Monette served as Corporate Vice President and Treasurer from September 2001 to February 2010.
Ronald D. Wilkinson	Corporate Vice President and has been President of Ralston Foods since March 2008. Mr. Wilkinson served as President of Bremner Food Group, Inc. and Nutcracker Brands, Inc. from December 2006 to March 2008. Mr. Wilkinson also served as Director of Product Supply of Ralston Foods from October 1996 to November 2006 and of The Carriage House Companies, Inc. from January 2003 to November 2006. Mr. Wilkinson has held the Corporate Vice President position since October 1996.

Purchaser

Set forth below are the name, current principal occupation or employment, and material occupations, positions, offices or employment for the past five years of each director and executive officer of Purchaser. The business address of each director and executive officer of Purchaser is 800 Market Street, Suite 2600, St. Louis, Missouri 63101. Each of these individuals is a citizen of the United States of America.

Name	Principal Occupation or Employment

Board of Directors
Kevin J. Hunt	Co-Chief Executive Officer and President of Ralcorp. See “Ralcorp — Board of Directors” above for the remainder of his biography.
David P. Skarie	Co-Chief Executive Officer and President of Ralcorp. See “Ralcorp — Board of Directors” above for the remainder of his biography.
Gregory A. Billhartz	Corporate Vice President, General Counsel and Secretary of Ralcorp. See “Ralcorp — Executive Officers” above for the remainder of his biography.
Executive Officers
Kevin J. Hunt	Chief Executive Officer and President. See “Ralcorp — Board of Directors” above for the remainder of his biography.
David P. Skarie	Vice President. See “Ralcorp — Board of Directors” above for the remainder of his biography.
Thomas G. Granneman	Vice President. See “Ralcorp — Executive Officers” above for the remainder of his biography.
Gregory A. Billhartz	Secretary. See “Ralcorp — Executive Officers” above for the remainder of his biography.

The Letter of Transmittal and certificates for Shares and any other required documents should be sent to the Depositary at one of the addresses set forth below:

By Mail:	By Facsimile Transmission:	By Overnight Courier:

Computershare Trust Company, N.A. Corporate Actions Voluntary Offer P.O. Box 43011 Providence, RI 02940-3011	For Eligible Institutions Only: (617) 360-6810 For Confirmation Only: (781) 575-2332	Computershare Trust Company, N.A. Corporate Actions Voluntary Offer 250 Royall Street, Suite V Canton, MA 02021

If you have questions or need additional copies of this Offer to Purchase or the Letter of Transmittal, you can call the Information Agent at its address and telephone numbers set forth below. You may also contact your broker, dealer, bank, trust company or other nominee for assistance concerning the Offer.

The Information Agent for the Offer is:

199 Water Street, 26th Floor
New York, New York 10038
Banks and Brokers Call: (212) 440-9800
All Others Toll Free: (866) 219-9786

The Dealer-Manager for the Offer is:

Credit Suisse Securities (USA) LLC

Eleven Madison Avenue
New York, New York 10010-3629
Toll Free: (888) 537-4893